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As filed with the Securities and Exchange Commission on May 9, 2006

Registration No. 333-132612

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-10

REGISTRATION STATEMENT
Under
The Securities Act of 1933

Goldcorp Inc.
(Exact name of registrant as specified in its charter)

Ontario, Canada	1041	Not Applicable
(Province or other jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

200 Burrard Street, Suite 1560, Vancouver, British Columbia, Canada V6C 3L6
(604) 696-3000
(Address and telephone number of registrant's principal executive offices)

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, NY 10177
(212) 415-9200

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies to:

Gil Cornblum Shona Smith Dorsey & Whitney LLP Canada Trust Tower, BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario Canada, M5J 2S1 (416) 367-7370	Mark Bennett Jennifer Traub Cassels Brock & Blackwell LLP Scotia Plaza, Suite 2100 40 King Street West Toronto, Ontario Canada, M5H 3C2 (416) 869-5300

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)

        It is proposed that this filing shall become effective (check appropriate box):

A.	☒	Upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☐	At some future date (check the appropriate box below).
1.	☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing).

2.	☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).
3.	☐	Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
4.	☐	After the filing of the next amendment to this form (if preliminary material is being filed).

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☒

PART I

INFORMATION REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

Base Shelf Prospectus

This short form prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Director, Investor Relations of Goldcorp Inc. at 200 Burrard Street, Suite 1560, Waterfront Centre, Vancouver, British Columbia, V6C 3L6, telephone (604) 696-3011, and are also available electronically at www.sedar.com. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Director, Investor Relations of Goldcorp Inc. at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this short form prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors in the United States should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is organized under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in the registration statement may be residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this short form prospectus. Any representation to the contrary is a criminal offence.

SHORT FORM PROSPECTUS

New Issue	May 5, 2006

Issue of up to 8,681,631 New Warrants upon Early Exercise
of Common Share Purchase Warrants

This short form prospectus (this "Prospectus") is being filed by Goldcorp Inc. ("Goldcorp" or the "Corporation") to qualify the distribution of up to 8,681,631 common share purchase warrants of the Corporation (the "New Warrants") issuable to the holders of the following outstanding common share purchase warrants of the Corporation upon the early exercise of their respective warrants:

Series of Warrants	Number of New Warrants
First Warrants	1,319,362
Series A Warrants	489,582
Series B Warrants	5,130,586
Series C Warrants	465,269
U.S. Dollar Warrants	1,276,832

(the First Warrants, the Series A Warrants, the Series B Warrants, the Series C Warrants and the U.S. Dollar Warrants are collectively referred to herein as the "Warrants").

Each New Warrant will entitle the holder to purchase one common share of the Corporation (each a "Common Share" and collectively the "Common Shares") at a price equal to 150% of the volume weighted average trading price (the "VWAP") of the Common Shares on the Toronto Stock Exchange (the "TSX") for the five trading days ending on the last trading day of the Early Exercise Period (as defined herein) (the "Early Exercise Expiry Date"), rounded to the nearest $0.25, at any time before 5:00 p.m. (Vancouver time) on the date which is five years following the Early Exercise Expiry Date, subject to adjustment in certain events. This Prospectus also qualifies the distribution of the Common Shares underlying the New Warrants.

The following table sets forth certain details regarding each series of Warrants:

Series of Warrants	Expiry Date(1)	Exercise Basis per Warrant	Exercise Price per Warrant		Effective Exercise Price per Share
First Warrants	May 13, 2009	2.08 Common Shares	C$	20.00	C$	9.62
Series A Warrants	May 30, 2007	0.25 of a Common Share	C$	1.65	C$	6.60
Series B Warrants	August 25, 2008	0.25 of a Common Share	C$	3.10	C$	12.40
Series C Warrants	May 30, 2007	0.25 of a Common Share	C$	1.65	C$	6.60
U.S. Dollar Warrants	April 30, 2007	2.08 Common Shares	US$	25.00	US$	12.02
(1)
The Warrants expire at 5:00 p.m. (Toronto time) on the respective expiry dates.

The holders of the Warrants are collectively referred to herein as the "Warrantholders".

The First Warrants are governed by the terms of an amended and restated common share purchase warrant indenture dated as of August 1, 2005 (the "First Warrant Indenture") between the Corporation and CIBC Mellon Trust Company (the "Warrant Agent"). The Series A Warrants are governed by the terms of a common share purchase warrant indenture dated as of April 15, 2005 (the "Series A Warrant Indenture") between the Corporation and the Warrant Agent. The Series B Warrants are governed by the terms of a common share purchase warrant indenture dated as of April 15, 2005 (the "Series B Warrant Indenture") between the Corporation and the Warrant Agent. The Series C Warrants are governed by the terms of a common share purchase warrant indenture dated as of April 15, 2005 (the "Series C Warrant Indenture") between the Corporation and the Warrant Agent. The U.S. Dollar Warrants are governed by the terms of an amended and restated common share purchase warrant indenture dated as of August 1, 2005 (the "U.S. Dollar Warrant Indenture", and collectively with the First Warrant Indenture, the Series A Warrant Indenture, the Series B Warrant Indenture and the Series C Warrant Indenture, the "Warrant Indentures") between the Corporation and the Warrant Agent.

Subject to the Corporation receiving all required approvals, including the requisite approval of the Warrantholders to amend the respective Warrant Indentures that govern the Warrants (the amendments to the Warrant Indentures are collectively referred to herein as the "Warrant Amendments") and the requisite approval of the shareholders of the Corporation (the "Shareholders") to issue the New Warrants which was received on April 19, 2006, each Warrant will entitle the holder thereof to acquire the number of underlying Common Shares otherwise issuable upon the exercise of the respective Warrants and a fraction of a New Warrant as set forth in the table below, in the event that such holder exercises such holder's Warrants during a period of 30 days (the "Early Exercise Period") following the date of the Warrant Amendments.

Series of Warrants	Fraction of a New Warrant for Each Warrant Exercised during Early Exercise Period
First Warrants	0.44
Series A Warrants	0.01
Series B Warrants	0.08
Series C Warrants	0.01
U.S. Dollar Warrants	0.32

The Warrant Amendments will be effected pursuant to the terms of supplemental warrant indentures (collectively, the "Supplemental Indentures") to be entered into between the Corporation and the Warrant Agent. This Prospectus also qualifies the distribution of the rights to acquire the New Warrants to the Warrantholders pursuant to the Warrant Amendments in certain of the provinces and territories of Canada.

(continued on next page)

The Warrant Amendment for each series of Warrants is conditional upon the approval of the Warrant Amendment for such series of Warrants by the respective Warrantholders and the approval of the issuance of the New Warrants by the Shareholders.

The Supplemental Indentures shall also provide that, in the event that at least 66 2/3% of the Warrants outstanding on the date of the Warrant Amendments of any series of Warrants are exercised during the Early Exercise Period, any Warrants of such series that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, including payment of the exercise price thereof or any other additional consideration, for (a) a fraction of a Common Share equal to the following: (i) the five day VWAP ending on the Early Exercise Expiry Date (the "Five Day VWAP"), multiplied by the exercise basis of the applicable Warrants (the "Exercise Basis"), minus the exercise price of the applicable Warrants, divided by (ii) the Five Day VWAP; and (b) a fraction of a New Warrant as follows: 0.22 of a New Warrant for each First Warrant, 0.005 of a New Warrant for each Series A Warrant, 0.04 of a New Warrant for each Series B Warrant, 0.005 of a New Warrant for each Series C Warrant and 0.16 of a New Warrant for each U.S. Dollar Warrant. The Common Shares and New Warrants issuable in exchange for Warrants not voluntarily exercised during the Early Exercise Period are collectively referred to herein as the "Exchange Shares" and the "Exchange Warrants", respectively. Any Warrants to be exchanged for Exchange Shares and Exchange Warrants shall be automatically exchanged immediately following 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect. This Prospectus is also being filed to qualify the distribution of up to 13 million Exchange Shares and up to 1.5 million Exchange Warrants. See "Plan of Distribution".

In addition, this Prospectus is being filed to register, in the United States, under the multijurisdictional disclosure system, the New Warrants, the Exchange Shares, the Exchange Warrants and the Common Shares underlying the New Warrants. Where the context permits, the New Warrants, the Exchange Shares, the Exchange Warrants and the Common Shares underlying the New Warrants are collectively referred to herein as the "Subject Securities".

No agency fee will be paid by Goldcorp in connection with the distribution of the Subject Securities being qualified under this Prospectus. GMP Securities L.P. ("GMP") and BMO Nesbitt Burns Inc. ("BMO NB" and collectively with GMP the "Financial Advisors") are acting as financial advisors to the Corporation in connection with the issuance of the New Warrants and will be paid a fee for acting as financial advisors. See "Plan of Distribution".

BMO NB is the subsidiary of the Canadian chartered bank that currently provides a credit facility to the Corporation. Accordingly, under applicable Canadian securities legislation, the Corporation may be considered to be a "connected issuer" to such Financial Advisor. See "Plan of Distribution".

Investing in the Subject Securities involves risks that are described in this Prospectus under "Risk Factors".

The Corporation's outstanding Common Shares and Warrants are listed and posted for trading on the TSX under the trading symbols set forth in the table below. The Corporation's outstanding Common Shares, Series A Warrants and Series C Warrants are also listed and posted for trading on the New York Stock Exchange (the "NYSE") under the trading symbols set forth in the table below.

Security	TSX Trading Symbol	NYSE Trading Symbol
Common Shares	G	GG
First Warrants	G.WT	n/a
Series A Warrants	G.WT.A	GG.WS.A
Series B Warrants	G.WT.B	n/a
Series C Warrants	G.WT.C	GG.WS.C
U.S. Dollar Warrants	G.WT.U	n/a

On May 4, 2006, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares, the First Warrants, the Series A Warrants, the Series B Warrants, the Series C Warrants and the U.S. Dollar Warrants on the TSX was C$41.78, C$73.69, C$9.00, C$8.25, C$9.00 and US$58.25, respectively. On May 4, 2006, the closing price of the Common Shares, the Series A Warrants and the Series C Warrants on the NYSE was US$37.82, US$8.11 and US$8.12, respectively.

The TSX has conditionally approved the listing of the New Warrants and the Common Shares issuable upon exercise of the New Warrants, subject to the Corporation fulfilling the listing requirements of the TSX. The Corporation has applied to list the New Warrants and the Common Shares issuable upon exercise of the New Warrants on the NYSE and anticipates receiving listing approval from the NYSE upon the Corporation receiving the requisite approval from the Warrantholders.

The Corporation's head office is located at Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain information provided in this Prospectus and the documents incorporated by reference herein constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business — Risk Factors" in Goldcorp's renewal annual information form for the year ended December 31, 2005 filed on SEDAR incorporated by reference in this Prospectus and Goldcorp's Annual Report on Form 40-F filed with the SEC. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are contained in this Prospectus or the documents incorporated by reference herein, except in accordance with applicable securities laws.

FINANCIAL INFORMATION AND CURRENCY

        The financial statements of Goldcorp and Wheaton River Minerals Ltd. ("Wheaton") incorporated by reference in this Prospectus and the financial statements of Goldcorp and Placer Dome (CLA) Limited included in this Prospectus are reported in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

        All currency amounts in this Prospectus are expressed in United States dollars, unless otherwise indicated. References to "C$" are to Canadian dollars. On May 4, 2006, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.1068.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada (the "Canadian Securities Authorities"). Copies of the documents incorporated by reference herein may be obtained on request without charge from the Director, Investor Relations of the Corporation at 200 Burrard Street, Suite 1560, Waterfront Centre, Vancouver, British Columbia, V6C 3L6, telephone (604) 696-3011, and are also available electronically at www.sedar.com. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Director, Investor Relations of the Corporation at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

        The following documents, filed by the Corporation with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

  (a)
  the renewal annual information form (the "Annual Information Form") of Goldcorp dated March 20, 2006 for the financial year ended December 31, 2005;

  (b)
  the audited comparative consolidated financial statements of Goldcorp as at December 31, 2005 and for the financial year ended December 31, 2005, together with the auditors' report thereon and the notes thereto;

  (c)
  the audited comparative consolidated financial statements of Goldcorp as at December 31, 2004 and 2003 and for the financial years ended December 31, 2004, 2003 and 2002, together with the auditors' report thereon and the notes thereto;

  (d)
  the audited comparative consolidated financial statements of Wheaton as at December 31, 2004 and 2003 and for the financial years ended December 31, 2004, 2003 and 2002, together with the auditors' report thereon and the notes thereto (attached to the business acquisition report of Goldcorp dated April 5, 2005 relating to the Goldcorp merger with Wheaton);

  (e)
  management's discussion and analysis of financial condition and results of operations of Goldcorp for the financial year ended December 31, 2005;

  (f)
  the management information circular of Goldcorp dated March 20, 2006 prepared in connection with the annual and special meeting of shareholders of Goldcorp held on April 19, 2006;

  (g)
  the management information circular of Goldcorp dated April 10, 2006 prepared in connection with the meeting of warrantholders of Goldcorp scheduled to be held on May 9, 2006; and

  (h)
  the material change report of Goldcorp filed on March 8, 2006 relating to new management appointments.

        Any annual information form, interim financial statements, annual financial statements, management's discussion and analysis, management information circular, business acquisition report and material change report (excluding confidential material change reports), all as filed by the Corporation with the Canadian Securities Authorities after the date of this Prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this Prospectus. In addition, any similar documents filed on Form 6-K or Form 40-F by the Corporation with the SEC after the date of this Prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this Prospectus, if and to the extent expressly provided for in such reports on Form 6-K or Form 40-F.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

        The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

        In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Wildeboer Dellelce LLP, counsel to the Financial Advisors, provided that the Subject Securities are listed on a prescribed stock exchange (which includes the TSX), the Subject Securities, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

AVAILABLE INFORMATION

        The Corporation files reports and other information with the Canadian Securities Authorities. These reports and information are available to the public free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

        The Corporation is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, (the "Exchange Act") and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canadian securities regulators, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Corporation may be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference facilities. The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

        The Corporation has filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), with respect to the Subject Securities. This Prospectus, including the documents incorporated by reference herein, does not contain all of the information that will be set forth in any such registration statement, certain parts of which will be omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Corporation and the New Warrants, reference is made to the registration statement and the exhibits thereto, which will be publicly available as described in the preceding paragraph.

CAUTIONARY NOTE TO UNITED STATES INVESTORS
CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

        This Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. This Prospectus, including the documents incorporated by reference herein, uses the terms "Measured", "Indicated" and "Inferred" Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

THE CORPORATION

Principal Subsidiaries

        The following chart illustrates the Corporation's principal subsidiaries (collectively, the "Subsidiaries"), together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation. As used in this Prospectus, except as otherwise required by the context, reference to the "Corporation" or "Goldcorp" means, collectively, Goldcorp Inc. and the Subsidiaries.

Overview of Business

        Goldcorp is engaged in the acquisition, exploration, development and operation of precious metal properties. The principal products and sources of cash flow for Goldcorp are derived from the sale of gold, silver and copper. Goldcorp's primary operating properties consist of one of the highest-grade gold deposits in the world, the Red Lake mine in Ontario, Canada, a 37.5% interest in the Bajo de la Alumbrera gold-copper mine in Argentina, a 100% interest in the San Dimas, San Martin and Nukay gold-silver mines in Mexico, and a 100% interest in the Peak gold mine in Australia. Goldcorp also has a 100% interests in the Los Filos gold development stage project in Mexico and the Amapari gold mine in Brazil. Goldcorp also produces gold at the Wharf mine in the historic lead mining area in the Black Hills of South Dakota in the United States.

        Goldcorp also owns approximately 57% of TSX-listed Silver Wheaton Corp. ("Silver Wheaton"), a mining company that derives 100% of its revenue from silver production.

Recent Developments

Barrick-Placer Dome Transaction

        On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain mining assets and interests of Placer Dome which were subsequently acquired by Barrick on March 15, 2006. The Placer Dome assets to be acquired (collectively, the "Placer Dome Assets") include the Campbell mine in Ontario and the Porcupine and Musselwhite joint ventures in Ontario, Placer Dome's Canadian exploration properties, 100% of Placer Dome's 50% interest in the La Coipa gold-silver mine in Chile, and a 40% interest in the Pueblo Viejo development project in the Dominican Republic. The consummation of this transaction is expected to increase Goldcorp's annual gold production by approximately 50% to approximately two million ounces at a total cash cost of less than $150 per ounce. Proven and probable gold reserves are expected to increase by 72%.

        The purchase price payable by Goldcorp will be $1.485 billion in cash, subject to adjustment. In order to fund the proposed acquisition of the Placer Dome Assets, Goldcorp intends to use a portion of its current cash balances and credit facilities of $1.4 billion. Closing of the acquisition is subject to execution of certain definitive agreements and receipt of all regulatory approvals and third-party consents. Goldcorp anticipates that it will acquire the Placer Dome Assets from Barrick in May 2006.

Virginia Transaction

        On March 31, 20006, Goldcorp acquired the Éléonore gold project in James Bay, Québec from Virginia Gold Mines Inc. pursuant to a plan of arrangement. Goldcorp issued approximately 19.6 million Common Shares to complete the transaction.

Amendment to the Silver Purchase Agreement

        On February 13, 2006, Goldcorp and Silver Wheaton announced that they had agreed to amend their existing silver purchase agreement in connection with an increase in Goldcorp's investment in exploration and development at its San Dimas mine in Mexico in order to increase ore production (gold and silver) at the mine by approximately 35% by 2009.

        Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp's Mexican operations, Luismin, for a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007). Further, Luismin is required to deliver a minimum of 120 million ounces of silver over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.

        On March 30, 2006, Goldcorp and Silver Wheaton amended the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, representing approximately 9.8% of the then outstanding shares of Silver Wheaton, and a $20 million one year non-interest bearing promissory note, increasing Goldcorp's ownership to approximately 62% (subsequently reduced to 57% as a result of Silver Wheaton's equity financing completed on April 20, 2006), or 126 million common shares of Silver Wheaton.

Glencore Transaction

        On March 24, 2006, Silver Wheaton completed its agreement to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG ("Glencore"), equivalent to the production from Glencore's Yauliyacu mining operations in Perú. Silver Wheaton paid an upfront payment of $285 million, comprised of $245 million in cash and debt to Glencore of $40 million (since repaid out of funds raised in Silver Wheaton's recent equity financing), and $3.90 per ounce of silver delivered under the contract (subject to an inflationary adjustment after three years).

        Yauliyacu is a silver-lead-zinc mine located in central Perú which has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

        During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine currently owned by Glencore. In addition, Silver Wheaton also has an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

WARRANT AMENDMENTS

First Warrants

First Warrant Indenture

        The First Warrants are governed by the terms of the First Warrant Indenture. The original warrant indenture governing the First Warrants was entered into in connection with the Corporation's public offering in Canada of units comprised of Common Shares and the First Warrants in May 1999.

        Pursuant to the terms of the First Warrant Indenture, each First Warrant entitles the holder thereof (a "First Warrantholder", and collectively the "First Warrantholders") to purchase 2.08 Common Shares (subject to adjustment in the case of certain events) at a price of C$20.00 at any time prior to 5:00 p.m. (Toronto time) on May 13, 2009, after which time the First Warrants will expire and become null and void. The First Warrant Indenture is available for review under the Corporation's profile at www.sedar.com, filed on August 3, 2005.

        The First Warrant Indenture provides the First Warrantholders with the power, exercisable by "extraordinary resolution" (as hereinafter defined) to, among other things, agree with the Corporation to any modification, alteration, compromise or arrangement of the rights of First Warrantholders. The First Warrant Indenture defines an "extraordinary resolution" to mean a resolution passed at a meeting of First Warrantholders duly convened for the purpose and held in accordance with the provisions of the First Warrant Indenture at which there are First Warrantholders present, in person or by proxy, representing at least 25% of the aggregate number of all of the then outstanding First Warrants and passed by the affirmative votes of the First Warrantholders representing not less than 66 2/3% of the aggregate number of Common Shares which may be acquired pursuant to the exercise of all of the then outstanding First Warrants represented at the meeting and voted on the poll upon such resolution. See "Warrantholder Meeting".

First Supplemental Indenture

        Immediately upon obtaining all necessary approvals, including the requisite Warrantholder and Shareholder approvals discussed elsewhere in this Prospectus, the Corporation proposes to enter into a Supplemental Indenture in respect of the First Warrants to provide, among other things, that:

  (i)
  each First Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.44 of a New Warrant in addition to the 2.08 Common Shares otherwise issuable upon the exercise of each First Warrant; and

  (ii)
  in the event that at least 66 2/3% of the First Warrants outstanding on the date of the First Warrant Amendment are exercised during the Early Exercise Period, any First Warrants that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, including payment of the exercise price thereof or any other additional consideration, for (a) a fraction of a Common Share equal to the following: (i) the Five Day VWAP, multiplied by 2.08, minus C$20.00, divided by (ii) the Five Day VWAP; and (b) 0.22 of a New Warrant. Any First Warrants to be exchanged for Exchange Shares and Exchange Warrants shall be automatically exchanged immediately following 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

Certain United States Securities Laws Restrictions with Respect to the First Warrants

        The First Warrants and the Common Shares issuable upon exercise of the First Warrants have not been registered under the U.S. Securities Act and therefore the First Warrants may only be exercised by persons in the United States or U.S. Persons that are accredited investors (as such term is defined in Rule 501(a) under the U.S. Securities Act). Each holder, prior to its exercise of First Warrants, will be required to make certain representations, warranties and covenants to the Corporation. Furthermore, upon original issuance thereof and until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Common Shares issuable upon the exercise of the First Warrants, and all certificates issued in exchange therefor or in substitution thereof, shall bear restrictive legends to the foregoing effect.

Series A Warrants

Series A Warrant Indenture

        The Series A Warrants are governed by the terms of the Series A Warrant Indenture. The original warrant indenture governing the Series A Warrants was entered into in connection with a private placement of subscription receipts exchangeable for common shares and warrants by Wheaton in February 2003.

        Pursuant to the terms of the Series A Warrant Indenture, each Series A Warrant entitles the holder thereof (a "Series A Warrantholder", and collectively the "Series A Warrantholders") to purchase 0.25 of a Common Share (subject to adjustment in the case of certain events) at a price of C$1.65 at any time prior to 5:00 p.m. (Toronto time) on May 30, 2007, after which time the Series A Warrants will expire and become null and void. The Series A Warrant Indenture is available for review under the Corporation's profile at www.sedar.com, filed on July 6, 2005.

        The Series A Warrant Indenture provides the Series A Warrantholders with the power, exercisable by "extraordinary resolution" (as hereinafter defined) to, among other things, agree with the Corporation to any modification, alteration, compromise or arrangement of the rights of Series A Warrantholders. The Series A Warrant Indenture defines an "extraordinary resolution" to mean a resolution passed at a meeting of Series A Warrantholders duly convened for the purpose and held in accordance with the provisions of the Series A Warrant Indenture at which there are Series A Warrantholders present, in person or by proxy, representing at least 25% of the aggregate number of all of the then outstanding Series A Warrants and passed by the affirmative votes of the Series A Warrantholders representing not less than 66 2/3% of the aggregate number of all of the then outstanding Series A Warrants represented at the meeting and voted on the poll upon such resolution. See "Warrantholder Meeting".

Series A Supplemental Indenture

        Immediately upon obtaining all necessary approvals, including the requisite Warrantholder and Shareholder approvals discussed elsewhere in this Prospectus, the Corporation proposes to enter into a Supplemental Indenture in respect of the Series A Warrants to provide, among other things, that:

  (i)
  each Series A Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.01 of a New Warrant in addition to the 0.25 of a Common Share otherwise issuable upon the exercise of each Series A Warrant; and

  (ii)
  in the event that at least 66 2/3% of the Series A Warrants outstanding on the date of the Series A Warrant Amendment are exercised during the Early Exercise Period, any Series A Warrants that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, including payment of the exercise price thereof or any other additional consideration, for (a) a fraction of a Common Share equal to the following: (i) the Five Day VWAP, multiplied by 0.25, minus C$1.65, divided by (ii) the Five Day VWAP; and (b) 0.005 of a New Warrant. Any Series A Warrants to be exchanged for Exchange Shares and Exchange Warrants shall be automatically exchanged immediately following 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

Series B Warrants

Series B Warrant Indenture

        The Series B Warrants are governed by the terms of the Series B Warrant Indenture. The original warrant indenture governing the Series B Warrants was entered into in connection with a public offering in Canada of units comprised of common shares and warrants by Wheaton in August 2003.

        Pursuant to the terms of the Series B Warrant Indenture, each Series B Warrant entitles the holder thereof (a "Series B Warrantholder", and collectively the "Series B Warrantholders") to purchase 0.25 of a Common Share (subject to adjustment in the case of certain events) at a price of C$3.10 at any time prior to 5:00 p.m. (Toronto time) on August 25, 2008, after which time the Series B Warrants will expire and become null and void. The Series B Warrant Indenture is available for review under the Corporation's profile at www.sedar.com, filed on July 6, 2005.

        The Series B Warrant Indenture provides the Series B Warrantholders with the power, exercisable by "extraordinary resolution" (as hereinafter defined) to, among other things, agree with the Corporation to any modification, alteration, compromise or arrangement of the rights of Series B Warrantholders. The Series B Warrant Indenture defines an "extraordinary resolution" to mean a resolution passed at a meeting of Series B Warrantholders duly convened for the purpose and held in accordance with the provisions of the Series B Warrant Indenture at which there are Series B Warrantholders present, in person or by proxy, representing at least 10% of the aggregate number of all of the then outstanding Series B Warrants and passed by the affirmative votes of the Series B Warrantholders representing not less than 66 2/3% of the aggregate number of all of the then outstanding Series B Warrants represented at the meeting and voted on the poll upon such resolution. See "Warrantholder Meeting".

Series B Supplemental Indenture

        Immediately upon obtaining all necessary approvals, including the requisite Warrantholder and Shareholder approvals discussed elsewhere in this Prospectus, the Corporation proposes to enter into a Supplemental Indenture in respect of the Series B Warrants to provide, among other things, that:

  (i)
  each Series B Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.08 of a New Warrant in addition to the 0.25 of a Common Share otherwise issuable upon the exercise of each Series B Warrant; and

  (ii)
  in the event that at least 66 2/3% of the Series B Warrants outstanding on the date of the Series B Warrant Amendment are exercised during the Early Exercise Period, any Series B Warrants that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, including payment of the exercise price thereof or any other additional consideration, for (a) a fraction of a Common Share equal to the following: (i) the Five Day VWAP, multiplied by 0.25, minus C$3.10, divided by (ii) the Five Day VWAP; and (b) 0.04 of a New Warrant. Any Series B Warrants to be exchanged for Exchange Shares and Exchange Warrants shall be automatically exchanged immediately following 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

Series C Warrants

Series C Warrant Indenture

        The Series C Warrants are governed by the terms of the Series C Warrant Indenture. The original warrant indenture governing the Series C Warrants was entered into in connection with a private placement of special warrants exercisable for common shares and warrants by Wheaton in May 2002.

        Pursuant to the terms of the Series C Warrant Indenture, each Series C Warrant entitles the holder thereof (a "Series C Warrantholder", and collectively the "Series C Warrantholders") to purchase 0.25 of a Common Share (subject to adjustment in the case of certain events) at a price of C$1.65 at any time prior to 5:00 p.m. (Toronto time) on May 30, 2007, after which time the Series C Warrants will expire and become null and void. The Series C Warrant Indenture is available for review under the Corporation's profile at www.sedar.com, filed on July 6, 2005.

        The Series C Warrant Indenture provides the Series C Warrantholders with the power, exercisable by "extraordinary resolution" (as hereinafter defined) to, among other things, agree with the Corporation to any modification, alteration, compromise or arrangement of the rights of Series C Warrantholders. The Series C Warrant Indenture defines an "extraordinary resolution" to mean a resolution passed at a meeting of Series C Warrantholders duly convened for the purpose and held in accordance with the provisions of the Series C Warrant Indenture at which there are Series C Warrantholders present, in person or by proxy, representing at least 25% of the aggregate number of all of the then outstanding Series C Warrants and passed by the affirmative votes of the Series C Warrantholders representing not less than 66 2/3% of the aggregate number of all of the then outstanding Series C Warrants represented at the meeting and voted on the poll upon such resolution. See "Warrantholder Meeting".

Series C Supplemental Indenture

        Immediately upon obtaining all necessary approvals, including the requisite Warrantholder and Shareholder approvals discussed elsewhere in this Prospectus, the Corporation proposes to enter into a Supplemental Indenture in respect of the Series C Warrants to provide, among other things, that:

  (i)
  each Series C Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.01 of a New Warrant in addition to the 0.25 of a Common Share otherwise issuable upon the exercise of each Series C Warrant; and

  (ii)
  in the event that at least 66 2/3% of the Series C Warrants outstanding on the date of the Series C Warrant Amendment are exercised during the Early Exercise Period, any Series C Warrants that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, including payment of the exercise price thereof or any other additional consideration, for (a) a fraction of a Common Share equal to the following: (i) the Five Day VWAP, multiplied by 0.25, minus C$1.65, divided by (ii) the Five Day VWAP; and (b) 0.005 of a New Warrant. Any Series C Warrants to be exchanged for Exchange Shares and Exchange Warrants shall be automatically exchanged immediately following 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

U.S. Dollar Warrants

U.S. Dollar Warrant Indenture

        The U.S. Dollar Warrants are governed by the terms of the U.S. Dollar Warrant Indenture. The original warrant indenture governing the U.S. Dollar Warrants was entered into in connection with the Corporation's public offering in Canada of units comprised of Common Shares and the U.S. Dollar Warrants in April 2002.

        Pursuant to the terms of the U.S. Dollar Warrant Indenture, each U.S. Dollar Warrant entitles the holder thereof (a "U.S. Dollar Warrantholder", and collectively the "U.S. Dollar Warrantholders") to purchase 2.08 Common Shares (subject to adjustment in the case of certain events) at a price of US$25.00 at any time prior to 5:00 p.m. (Toronto time) on April 30, 2007, after which time the U.S. Dollar Warrants will expire and become null and void. The U.S. Dollar Warrant Indenture is available for review under the Corporation's profile at www.sedar.com, filed on August 3, 2005.

        The U.S. Dollar Warrant Indenture provides the U.S. Dollar Warrantholders with the power, exercisable by "extraordinary resolution" (as hereinafter defined) to, among other things, agree with the Corporation to any modification, alteration, compromise or arrangement of the rights of U.S. Dollar Warrantholders. The U.S. Dollar Warrant Indenture defines an "extraordinary resolution" to mean a resolution passed at a meeting of U.S. Dollar Warrantholders duly convened for the purpose and held in accordance with the provisions of the U.S. Dollar Warrant Indenture at which there are U.S. Dollar Warrantholders present, in person or by proxy, representing at least 25% of the aggregate number of Common Shares which may be acquired upon the exercise of all of the then outstanding U.S. Dollar Warrants and passed by the affirmative votes of the U.S. Dollar Warrantholders representing not less than 66 2/3% of the aggregate number of Common Shares which may be acquired upon the exercise of all of the then outstanding U.S. Dollar Warrants represented at the meeting and voted on the poll upon such resolution. See "Warrantholder Meeting".

U.S. Dollar Supplemental Indenture

        Immediately upon obtaining all necessary approvals, including the requisite Warrantholder and Shareholder approvals discussed elsewhere in this Prospectus, the Corporation proposes to enter into a Supplemental Indenture in respect of the U.S. Dollar Warrants to provide, among other things, that:

  (i)
  each U.S. Dollar Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.32 of a New Warrant in addition to the 2.08 Common Shares otherwise issuable upon the exercise of each U.S. Dollar Warrant; and

  (ii)
  in the event that at least 66 2/3% of the U.S. Dollar Warrants outstanding on the date of the U.S. Dollar Warrant Amendment are exercised during the Early Exercise Period, any U.S. Dollar Warrants that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, including payment of the exercise price thereof or any other additional consideration, for (a) a fraction of a Common Share equal to the following: (i) the Five Day VWAP, multiplied by 2.08, minus the Canadian dollar equivalent of US$25.00 based on the Bank of Canada noon spot rate on the Early Exercise Expiry Date, divided by (ii) the Five Day VWAP; and (b) 0.16 of a New Warrant. Any U.S. Dollar Warrants to be exchanged for Exchange Shares and Exchange Warrants shall be automatically exchanged immediately following 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

Certain United States Securities Laws Restrictions with Respect to the U.S. Dollar Warrants

        The U.S. Dollar Warrants and the Common Shares issuable upon exercise of the U.S. Dollar Warrants have not been registered under the U.S. Securities Act and therefore the U.S. Dollar Warrants may only be exercised by persons in the United States or U.S. Persons that are accredited investors (as such term is defined in Rule 501(a) under the U.S. Securities Act). Each holder, prior to its exercise of U.S. Dollar Warrants, will be required to make certain representations, warranties and covenants to the Corporation. Furthermore, upon original issuance thereof and until such time as is no longer required under applicable requirements of the

U.S. Securities Act or applicable state securities laws, all certificates representing the Common Shares issuable upon the exercise of the U.S. Dollar Warrants, and all certificates issued in exchange therefor or in substitution thereof, shall bear restrictive legends to the foregoing effect.

Background and Reasons for the Warrant Amendments

        As of May 4, 2006, 2,998,550 First Warrants, 48,958,222 Series A Warrants, 64,132,324 Series B Warrants, 46,526,876 Series C Warrants and 3,990,100 U.S. Dollar Warrants were issued and outstanding, of which, two insiders of the Corporation held an aggregate of 81,250 Series A Warrants, representing less than one percent of the outstanding Series A Warrants, and one insider of the Corporation held 50,000 Series B Warrants, representing less than one percent of the outstanding Series B Warrants. As of May 4, 2006, 363,923,444 Common Shares were issued and outstanding, of which 224,844, representing less than one percent of the outstanding Common Shares, were held by insiders of the Corporation.

        Management of the Corporation has reviewed Goldcorp's capital structure and considered the possibility of the early exercise of the Warrants in order to simplify the capital structure of the Corporation and align the Corporation's capital needs with the proceeds from the exercise of the Warrants. The Corporation believes that the trading pattern of the Warrants is currently substantially the same as the trading pattern of the Common Shares, and that the trading price of the Warrants does not include a significant option value component in addition to the intrinsic or the "in-the-money" value of the Warrants. Further, management believes that the market for the Warrants is relatively illiquid and that it is unlikely that a liquid trading market for the Warrants will develop prior to the expiry of the Warrants. The following table compares the trading price and the intrinsic value of each series of Warrants for the 20 trading days ending on March 17, 2006.

20 Trading Day Premium
(February 20, 2006 to March 17, 2006)

Series of Warrants	Trading Price	Intrinsic Value	Percentage of Premium to Intrinsic Value
	(C$)(1)	(C$)(2)	(%)
First Warrants	43.35	43.79	(1)
Series A Warrants	6.41	6.02	7
Series B Warrants	4.58	4.57	0
Series C Warrants	6.16	6.02	2
U.S. Dollar Warrants(3)	35.74	34.82	3

(1)
20 day volume weighted average trading price as at March 17, 2006 of the respective Warrants.

(2)
20 day volume weighted average trading price as at March 17, 2006 of the Common Shares on the TSX multiplied by the Exercise Basis of the respective Warrants less the exercise price of the respective Warrants.

(3)
Canadian dollar equivalents calculated based on the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on March 17, 2006, of US$1.00 = C$1.158.

        On March 20, 2006, the directors of the Corporation approved the submission of the Warrant Amendments to Warrantholders and Shareholders for their approval.

        The Corporation believes that the transaction contemplated would have the following benefits to the Corporation, the Warrantholders and the Shareholders:

  (a)
  the early exercise of the Warrants would simplify the capital structure of the Corporation and increase the Corporation's financial strength and flexibility;

  (b)
  the early exercise of the Warrants would align the Corporation's current capital needs with the proceeds to be realized upon the exercise of the Warrants;

  (c)
  in the event that all of the Warrants are exercised during the Early Exercise Period, the Corporation would receive gross proceeds of approximately $480 million to repay debt;

  (d)
  the transaction enables the Corporation to access significant proceeds at an attractive cost of capital relative to an equity financing such as a public offering or a private placement;

  (e)
  the estimated expenses associated with the Warrant Amendments of C$5.2 million are significantly less than the estimated expenses and underwriting fees which would be incurred in connection with an equity financing such as a public offering or private placement;

  (f)
  the issuance of the New Warrants will result in less dilution to the Shareholders than an equity financing such as a public offering or private placement which would likely be priced at a discount to the trading price of the Common Shares;

  (g)
  the early exercise of the Warrants would increase the Corporation's public float, which management believes may increase the trading liquidity of the Common Shares;

  (h)
  management believes the early exercise of the Warrants should provide the Warrantholders with the benefits of a more liquid trading market for the Common Shares and the New Warrants as compared to the relatively illiquid trading market for the Warrants; and

  (i)
  the Warrant Amendments would provide the Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction which provides Warrantholders with a premium to the theoretical or Black-Scholes value of the Warrants, the intrinsic or "in-the-money" value of the Warrants and the trading price of the Warrants prior to the announcement of the Warrant Amendments.

Fairness Opinions

        In connection with the proposed Warrant Amendments, the Corporation has engaged the Financial Advisors to act as financial advisors to the Corporation in connection with the issuance of the New Warrants to Warrantholders. BMO NB has provided an opinion (the "Warrantholder Fairness Opinion") as to the fairness of the issuance of the New Warrants pursuant to the Warrant Amendments, from a financial point of view, to the Warrantholders, excluding insiders of the Corporation. GMP has provided an opinion (the "Shareholder Fairness Opinion") as to the fairness of the issuance of the New Warrants, from a financial point of view, to the Shareholders, excluding insiders of the Corporation.

        BMO NB determined that the issuance of the New Warrants to Warrantholders would be fair, from a financial point of view, to the Warrantholders, excluding insiders of the Corporation, if the probable aggregate value of the Common Shares underlying each series of Warrants and the New Warrants to be issued to Warrantholders pursuant to the Supplemental Indentures following the Warrant Amendments would exceed the probable aggregate value available to the Warrantholders in respect of the Warrants if the Corporation were to maintain, in all material respects, the status quo, including its current debt and equity capital structure (the "Status Quo Alternative"). BMO NB did not take into account any tax consequences or the possibility of a tax liability in connection with the transactions proposed by the Warrant Amendments or the disposition of Warrants by the Warrantholders.

        GMP determined that the issuance of the New Warrants to Warrantholders would be fair, from a financial point of view, to the Shareholders, excluding insiders of the Corporation, if the probable aggregate value of the Common Shares to Shareholders as at the date of the Shareholder Fairness Opinion, after the issuance of the New Warrants to Warrantholders, would exceed the probable aggregate value available to the Shareholders on such date under the Status Quo Alternative. GMP did not take into account any tax consequences or the possibility of a tax liability in connection with the transactions proposed by the Warrant Amendments or the disposition of Warrants by the Warrantholders.

        The Warrantholder Fairness Opinion is dated as of March 20, 2006 and was delivered to the board of directors of the Corporation. Based upon and subject to the assumptions made and the matters considered in the Warrantholder Fairness Opinion, BMO NB is of the opinion that, as of March 20, 2006, the issuance of the New Warrants pursuant to the Warrant Amendments is fair, from a financial point of view, to the Warrantholders, excluding insiders of the Corporation.

        The Shareholder Fairness Opinion is dated as of March 20, 2006 and was delivered to the board of directors of the Corporation. Based upon and subject to the assumptions made and the matters considered in the Shareholder Fairness Opinion, GMP is of the opinion that, as of March 20, 2006, the issuance of the New Warrants is fair, from a financial point of view, to the Shareholders, excluding insiders of the Corporation.

        The Warrantholder Fairness Opinion and the Shareholder Fairness Opinion are based upon a variety of factors and assumptions and must be considered as a whole. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.

Recommendation of the Directors of the Corporation

        The material factors considered by the directors of the Corporation which provided support for the conclusion that the issuance of the New Warrants to Warrantholders is fair to Warrantholders and Shareholders, excluding insiders of the Corporation, were:

  (a)
  in the event that holders of all Warrants exercise their Warrants during the Early Exercise Period, the Corporation would issue New Warrants to Warrantholders which, if fully exercised, would represent approximately 2.4% of the outstanding Common Shares;

  (b)
  the Warrant Amendments provide Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction which provides Warrantholders with a premium to the theoretical or Black-Scholes value of the Warrants, the intrinsic or "in-the-money" value of the Warrants and the trading price of the Warrants prior to the announcement of the Warrant Amendments;

  (c)
  the early exercise of the Warrants should provide the Warrantholders with the benefits of a more liquid trading market for the Common Shares and the New Warrants as compared to the relatively illiquid trading market for the Warrants;

  (d)
  the Warrantholder Fairness Opinion to the directors of the Corporation provides that the issuance of the New Warrants pursuant to the Warrant Amendments is fair, from a financial point of view, to the Warrantholders, excluding insiders of the Corporation, where fairness is defined only from the perspective that the proposal provides probable additional value versus the Status Quo Alternative for Warrantholders;

  (e)
  the Shareholder Fairness Opinion to the directors of the Corporation provides that the issuance of the New Warrants is fair, from a financial point of view, to the Shareholders, excluding insiders of the Corporation, where fairness is defined only from the perspective that the proposal provides probable additional value versus the Status Quo Alternative for Shareholders;

  (f)
  if all of the Warrants are exercised during the Early Exercise Period, the proceeds from such early exercise would provide a cost effective alternative source of funds for the Corporation;

  (g)
  in order to be effective, the Warrant Amendment for each series of Warrants must be approved by not less than 66 2/3% of the votes cast in respect of such Warrant Amendment by the Disinterested Warrantholders (as defined herein) of such series;

  (h)
  pursuant to the requirements of the TSX, the issuance of the New Warrants must be approved at a special meeting of Shareholders by a majority of the votes cast thereat by Disinterested Shareholders (as defined herein);

  (i)
  in the event that not less than 66 2/3% of a series of outstanding Warrants are exercised during the Early Exercise Period, holders of unexercised Warrants of such series will receive a fraction of a Common Share equivalent in value to the intrinsic or "in-the-money" value of their Warrants plus a fraction of a New Warrant, without any payment of additional consideration or the exercise price in respect thereof; and

  (j)
  in the event that less than 66 2/3% of any series of the outstanding Warrants are exercised during the Early Exercise Period, each unexercised Warrant of such series will continue to entitle the holder to acquire the number of Common Shares currently issuable upon exercise until the expiry date of such series pursuant to their original respective terms.

        In light of the number and variety of factors considered by the directors of the Corporation in connection with their evaluation of the issuance of the New Warrants, the directors did not find it practicable to assign relative weights to the foregoing factors; accordingly, they did not do so.

        In order to arrive at its recommendation, the directors of the Corporation obtained the advice of its legal counsel and the Financial Advisors, completed a detailed examination of the terms and conditions of the Warrant Amendments and completed a detailed examination of the Warrantholder Fairness Opinion and the Shareholder Fairness Opinion.

        The directors of the Corporation have determined that the issuance of the New Warrants is in the best interests of the Corporation and is fair to Warrantholders and Shareholders, excluding insiders of the Corporation. The directors of the Corporation recommend that Disinterested Warrantholders vote in favour of the Warrant Amendments and that Disinterested Shareholders vote in favour of the issuance of the New Warrants.

Warrantholder Meeting

        Pursuant to the requirements of the TSX and the respective Warrant Indentures, the issuance of the New Warrants to be issued upon the early exercise of the Warrants requires the approval of 66 2/3% of the votes cast by the Warrantholders of each series of Warrants, respectively, excluding insiders of the Corporation (the "Disinterested Warrantholders"), at an extraordinary meeting of Warrantholders (the "Warrantholder Meeting"). As of May 4, 2006, two insiders of the Corporation held an aggregate of 81,250 Series A Warrants, representing less than one percent of the outstanding Series A Warrants, and one insider of the Corporation held 50,000 Series B Warrants, representing less than one percent of the outstanding Series B Warrants. The Warrantholder Meeting, at which there will be conducted separate votes for each Warrant Amendment by the respective Warrantholders of each series of Warrants, has been scheduled to be held on May 9, 2006.

Shareholder Meeting

        Pursuant to the requirements of the TSX, the issuance of the New Warrants to be issued upon the early exercise of the Warrants requires the approval of a majority of the votes cast by the Shareholders, excluding insiders of the Corporation and Shareholders who are also Warrantholders (the "Disinterested Shareholders"), at a special meeting of Shareholders (the "Shareholder Meeting"). The Disinterested Shareholders approved the issuance of the New Warrants to be issued upon the early exercise of the Warrants at the Shareholder Meeting held on April 19, 2006.

CONSOLIDATED CAPITALIZATION

        The following table sets forth the Corporation's consolidated capitalization as at December 31, 2005, adjusted to give effect to the material changes in the share and loan capital of the Corporation since December 31, 2005, the date of the Corporation's most recently filed financial statements. The table should be read in conjunction with the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2005, including the notes thereto, and management's discussion and analysis incorporated by reference in this Prospectus as well as the unaudited pro forma condensed consolidated financial statements of the Corporation as at and for the year ended December 31, 2005, including the notes thereto, included in this Prospectus.

	As at December 31, 2005	As at December 31, 2005 After Giving Effect to the Acquisition of the Placer Dome Assets and the Virginia Transaction	As at December 31, 2005 After Giving Effect to the Acquisition of the Placer Dome Assets, the Virginia Transaction and the Exercise of the Warrants(1)(2)
	($ in thousands)
Debt	—	1,200,000	744,500

Non-controlling interests	108,601	108,601	108,601

Shareholders' equity
Capital stock	2,653,751	3,095,676	3,551,176
Cumulative translation adjustment	101,927	101,927	101,927
Retained earnings	218,085	218,085	218,085

Total shareholders' equity	2,973,763	3,415,688	3,871,188

Total capitalization	3,082,364	4,724,289	4,724,289

(1)
After deducting the expenses of the distribution, estimated to be C$5.2 million, which includes financial advisory fees in the amount of C$4 million.

(2)
Assumes the early exercise of all Warrants.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

New Warrants

        The New Warrants will be authorized to be issued under the Supplemental Indentures amending the Warrant Indentures between the Corporation and the Warrant Agent. The terms of the New Warrants will be governed by the terms of a new warrant indenture (the "New Indenture") to be entered into between the Corporation and the Warrant Agent. The Corporation has appointed the principal transfer offices of the Warrant Agent in Vancouver, British Columbia and Toronto, Ontario as the location at which New Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the New Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the New Indenture.

        Each New Warrant will entitle the holder to purchase one Common Share at a price equal to 150% of the Five Day VWAP, rounded to the nearest $0.25, at any time before 5:00 p.m. (Vancouver time) on the date which is five years following the Early Exercise Expiry Date, after which time the New Warrants will expire and become null and void. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Under the New Indenture, the Corporation will be entitled to purchase in the market, by private contract or otherwise, all or any of the New Warrants then outstanding, and any New Warrants so purchased will be cancelled.

        The New Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the New Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

  (i)
  the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the New Indenture, or a distribution of Common Shares upon the exercise of the New Warrants or pursuant to the exercise of director, officer or employee stock options granted under the Corporation's stock option plans);

  (ii)
  the subdivision, redivision or change of the Common Shares into a greater number of shares;

  (iii)
  the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

  (iv)
  the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the New Indenture, for the Common Shares on such record date; and

  (v)
  the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

        The New Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the New Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Corporation's subsidiaries) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

        No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the New Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

        The Corporation will also covenant in the New Indenture that, during the period in which the New Warrants are exercisable, it will give notice to holders of New Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the New Warrants or the number of Common Shares issuable upon exercise of the New Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

        No fractional Common Shares will be issuable upon the exercise of any New Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of New Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

        From time to time, the Corporation and the Warrant Agent, without the consent of the holders of New Warrants, may amend or supplement the New Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of New Warrants. Any amendment or supplement to the New Indenture that adversely affects the interests of the holders of the New Warrants may only be made by "extraordinary resolution", which is defined in the New Indenture as a resolution either (1) passed at a meeting of the holders of New Warrants at which there are holders of New Warrants present in person or represented by proxy representing at least 10% of the aggregate number of all of the then outstanding New Warrants and passed by the affirmative vote of holders of New Warrants representing not less than 66 2/3% of the aggregate number of all of the then outstanding New Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of New Warrants representing not less than 66 2/3% of the aggregate number of all of the then outstanding New Warrants.

        Reference is made to the New Indenture for the full extent of the attributes of the New Warrants. A copy of the New Indenture is available for review under Goldcorp's profile at www.sedar.com.

Common Shares

        The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As at May 4, 2006, 363,923,444 Common Shares were issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of Shareholders, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Corporation's board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

USE OF PROCEEDS

        Assuming that all of the outstanding Warrants are exercised during the Early Exercise Period, and that no adjustment based on the anti-dilution provisions contained in the Warrant Indentures has taken place, the gross proceeds to the Corporation will be approximately $480 million (approximately C$530 million based on the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on May 4, 2006, of US$1.00=C$1.1068), and the net proceeds to the Corporation (after deducting the expenses of the distribution, including expenses relating to the preparation and filing of this Prospectus as well as financial advisory fees, estimated to be C$5.2 million) will be approximately C$525 million. In the event that less than all of the Warrants are exercised during the Early Exercise Period, and, as a result, the Corporation issues Exchange Shares and Exchange Warrants for the remaining Warrants the proceeds to the Corporation will be less than the proceeds that would have been received had all Warrants been exercised during the Early Exercise Period.

        The net proceeds to the Corporation from the early exercise of the Warrants will be used by the Corporation to repay debt. The Corporation's actual use of the net proceeds may vary depending on the Corporation's operating and capital needs from time to time.

PLAN OF DISTRIBUTION

New Warrants

        This Prospectus is being filed to qualify the distribution of up to 8,681,631 New Warrants issuable to Warrantholders upon the exercise of Warrants during the Early Exercise Period. The New Warrants qualified by this Prospectus will only be issued to a Warrantholder if such Warrantholder exercises its Warrants during the Early Exercise Period. This Prospectus also qualifies the distribution of the rights to acquire the New Warrants to the Warrantholders pursuant to the Warrant Amendments in each of the provinces and territories of Canada and the distribution of the Common Shares underlying the New Warrants.

Exchange Shares and Exchange Warrants

        This Prospectus is also being filed to qualify the distribution of the Exchange Shares and the Exchange Warrants issuable to Warrantholders in exchange for Warrants not voluntarily exercised during the Early Exercise Period. The Exchange Shares and the Exchange Warrants qualified by this Prospectus will only be issued if not less than 66 2/3% of each series of Warrants are exercised during the Early Exercise Period. In the event that at least 66 2/3% of the Warrants outstanding on the date of the Warrant Amendments of any series of Warrants are exercised during the Early Exercise Period, any such Warrants that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, including payment of the exercise price thereof or any other additional consideration, for (a) a fraction of a Common Share equal to the following: (i) the Five Day VWAP, multiplied by the Exercise Basis, minus the exercise price of the applicable Warrants, divided by (ii) the Five Day VWAP; and (b) a fraction of a New Warrant as follows: 0.22 of a New Warrant for each First Warrant, 0.005 of a New Warrant for each Series A Warrant, 0.04 of a New Warrant for each Series B Warrant, 0.005 of a New Warrant for each Series C Warrant and 0.16 of a New Warrant for each U.S. Dollar Warrant. Any Warrants to be exchanged for Exchange Shares and Exchange Warrants shall be automatically exchanged immediately following 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect. This Prospectus is also being filed to qualify the distribution of up to 13 million Exchange Shares and up to 1.5 million Exchange Warrants.

Fractional New Warrants

        The Corporation will not be obliged to issue any fractional New Warrants or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive upon the exercise of a Warrant a fraction of a New Warrant, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to acquire a whole number of New Warrants.

Certificates Representing New Warrants

        If, as and when issued, certificates representing the New Warrants will be registered in the name of the Warrantholder of record maintained by the Warrant Agent at its principal offices in Vancouver, British Columbia and Toronto, Ontario, and will be delivered to such registered Warrantholder at the address of record.

Financial Advisors

        In connection with the proposed issuance of the New Warrants, the Corporation engaged the Financial Advisors to provide, among other things, the Warrantholder Fairness Opinion and the Shareholder Fairness Opinion to the directors of the Corporation as to the fairness of the issuance of the New Warrants pursuant to the Warrant Amendments, from a financial point of view, to the Warrantholders and the Shareholders, respectively, excluding insiders of the Corporation. See "Fairness Opinions". In addition to providing the Warrantholder Fairness Opinion and the Shareholder Fairness Opinion, the general services covered by the Financial Advisors' engagement include providing analysis and advice to the Corporation in connection with the Warrant Amendments, assisting management with marketing and participating in the preparation and review of documentation in connection with the Warrant Amendments. The Corporation has agreed to pay to GMP and BMO NB certain financial advisory fees in the amount of C$2,000,000 and C$2,000,000, respectively, upon the receipt by the Corporation of a minimum of C$353.5 million from the early exercise of Warrants.

        The Corporation and each of GMP and BMO NB entered into fiscal advisory agreements (the "Fiscal Advisory Agreements") dated as of May 5, 2006 in connection with the distribution of the New Warrants. The Fiscal Advisory Agreements provide, among other things, that the Corporation will indemnify GMP and BMO NB and their respective directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that GMP or BMO NB may be required to make in respect thereof.

        In connection with the distribution of the New Warrants, the Corporation may be considered to be a "connected issuer" to BMO NB (the "Connected Advisor") under applicable securities legislation. A Canadian chartered bank which is an affiliate of the Connected Advisor is a lender to Goldcorp under a current credit facility (the "Credit Facility"). As at the date of this Prospectus, a total of approximately $20 million was outstanding under the Credit Facility. As at the date of this Prospectus, Goldcorp is in compliance with the terms and conditions of the Credit Facility.

Listing of New Warrants

        The TSX has conditionally approved the listing of the New Warrants and the Common Shares issuable upon exercise of the New Warrants, subject to the Corporation fulfilling the listing requirements of the TSX. The Corporation has applied to list the New Warrants and the Common Shares issuable upon exercise of the New Warrants on the NYSE and anticipates receiving listing approval from the NYSE upon the Corporation receiving the requisite approval from the Warrantholders. In the event that a significant number, but less than 66 2/3%, of the Warrants are exercised, there is no assurance that the Corporation will continue to meet the continued listing requirements of the TSX and the NYSE (in the case of the Series A Warrants and the Series C Warrants only) in respect of the listing of the Warrants and, in such case, the Warrants may be de-listed by the TSX or the NYSE, as the case may be.

TRADING PRICE AND VOLUME

Common Shares

        The following table sets forth information relating to the trading of the Common Shares on the TSX and on the NYSE for the months indicated.

	High			Low			Volume
Month
	TSX		NYSE	TSX		NYSE	TSX	NYSE
2005
January	C$	18.14	$14.84	C$	16.31	$12.90	27,325,023	22,442,700
February	C$	17.89	$14.43	C$	16.26	$13.11	44,929,561	30,234,900
March	C$	18.67	$15.51	C$	16.51	$13.26	50,207,206	28,353,300
April	C$	17.48	$14.39	C$	15.11	$12.65	27,124,454	18,116,600
May	C$	17.27	$13.97	C$	15.30	$12.04	34,264,947	21,466,100
June	C$	19.77	$16.09	C$	17.04	$13.58	45,008,935	25,249,000
July	C$	19.93	$16.28	C$	18.33	$15.01	24,007,992	19,840,000
August	C$	22.18	$18.60	C$	19.83	$16.24	36,720,253	29,619,100
September	C$	24.75	$21.06	C$	21.81	$18.35	55,555,015	44,235,100
October	C$	24.73	$20.59	C$	20.57	$17.49	59,707,223	40,005,100
November	C$	25.57	$21.85	C$	22.85	$19.22	37,314,845	31,977,700
December	C$	26.58	$22.78	C$	22.45	$19.10	49,680,845	40,708,200
2006
January	C$	31.99	$27.99	C$	26.61	$23.06	54,880,856	42,393,000
February	C$	31.95	$27.87	C$	26.89	$23.29	47,111,376	38,424,900
March	C$	35.08	$30.24	C$	28.79	$24.74	58,632,908	57,596,800
April	C$	39.25	$35.14	C$	33.19	$28.81	42,314,707	46,474,700
May(1)	C$	43.28	$39.14	C$	39.85	$35.78	14,309,907	18,973,600

(1)
May 1 to May 4, 2006.

        At the close of business on May 4, 2006, the last trading day prior to the date of this Prospectus, the price of the Common Shares as reported by the TSX and the NYSE was C$41.78 and $37.82, respectively.

First Warrants

        The following table sets forth information relating to the trading of the First Warrants on the TSX for the months indicated.

Month	High		Low		Volume
2005
January	C$	18.45	C$	16.40	6,998
February	C$	18.49	C$	16.05	11,698
March	C$	20.18	C$	16.25	72,250
April	C$	16.99	C$	14.02	17,350
May	C$	17.20	C$	14.00	25,449
June	C$	21.60	C$	16.00	35,550
July	C$	21.00	C$	19.03	5,890
August	C$	26.00	C$	21.50	116,919
September	C$	31.00	C$	25.00	101,473
October	C$	30.00	C$	23.50	101,122
November	C$	32.44	C$	28.00	117,071
December	C$	35.74	C$	27.11	23,763
2006
January	C$	45.50	C$	35.55	21,684
February	C$	46.00	C$	40.00	3,358
March	C$	54.50	C$	42.85	117,050
April	C$	65.21	C$	53.00	52,453
May(1)	C$	73.69	C$	66.00	16,473

(1)
May 1 to May 4, 2006.

        At the close of business on May 4, 2006, the last trading day prior to the date of this Prospectus, the price of the First Warrants as reported by the TSX was C$73.69.

Series A Warrants

        The following table sets forth information relating to the trading of the Series A Warrants on the TSX and on the NYSE for the months indicated.

	High			Low			Volume
Month
	TSX		NYSE	TSX		NYSE	TSX	NYSE
2005
April(1)	C$	2.65	$2.20	C$	2.18	$1.87	261,245	5,100
May	C$	2.64	$2.06	C$	2.11	$1.75	588,075	4,400
June	C$	3.26	$2.64	C$	2.61	$2.10	2,057,310	3,800
July	C$	3.34	$2.75	C$	2.95	$2.45	2,759,445	4,000
August	C$	3.87	$3.27	C$	3.32	$2.88	1,005,658	10,900
September	C$	4.51	$3.78	C$	3.69	$3.20	546,903	22,400
October	C$	4.45	$3.75	C$	3.55	$3.00	457,139	16,800
November	C$	4.75	$4.00	C$	4.09	$3.40	925,000	24,700
December	C$	5.06	$4.27	C$	3.97	$3.55	11,088,425	36,300
2006
January	C$	6.32	$5.52	C$	5.11	$4.45	1,796,695	87,900
February	C$	6.30	$5.38	C$	5.17	$4.42	11,939,793	31,500
March	C$	7.14	$6.24	C$	5.73	$5.01	5,760,585	78,700
April	C$	8.30	$7.42	C$	6.66	$6.00	1,950,635	55,500
May(2)	C$	9.30	$8.11	C$	8.43	$7.56	1,044,400	4,300

(1)
The Series A Warrants commenced trading on the TSX and the NYSE on April 18, 2005.

(2)
May 1 to May 4, 2006.

        At the close of business on May 4, 2006, the last trading day prior to the date of this Prospectus, the price of the Series A Warrants as reported by the TSX and the NYSE was C$9.00 and $8.11, respectively.

Series B Warrants

        The following table sets forth information relating to the trading of the Series B Warrants on the TSX for the months indicated.

Month	High		Low		Volume
2005
April(1)	C$	1.53	C$	1.30	102,311
May	C$	1.59	C$	1.25	239,730
June	C$	1.94	C$	1.50	1,154,221
July	C$	1.97	C$	1.68	1,342,979
August	C$	2.59	C$	1.95	2,201,314
September	C$	3.13	C$	2.35	1,139,299
October	C$	3.05	C$	2.10	1,624,930
November	C$	3.40	C$	2.70	1,051,410
December	C$	3.60	C$	2.60	3,266,749
2006
January	C$	4.90	C$	3.56	4,273,811
February	C$	4.87	C$	3.75	3,480,310
March	C$	6.10	C$	4.30	4,069,036
April	C$	7.60	C$	5.82	1,690,732
May(2)	C$	8.45	C$	7.51	255,800

(1)
The Series B Warrants commenced trading on the TSX on April 18, 2005.

(2)
May 1 to May 4, 2006.

        At the close of business on May 4, 2006, the last trading day prior to the date of this Prospectus, the price of the Series B Warrants as reported by the TSX was C$8.25.

Series C Warrants

        The following table sets forth information relating to the trading of the Series C Warrants on the TSX and on the NYSE for the months indicated.

	High			Low			Volume
Month
	TSX		NYSE	TSX		NYSE	TSX	NYSE
2005
April(1)	C$	2.65	$1.89	C$	2.25	$2.15	239,871	95,100
May	C$	2.70	$1.80	C$	2.15	$2.29	638,907	188,800
June	C$	3.27	$2.10	C$	2.62	$2.68	3,866,255	424,000
July	C$	3.34	$2.42	C$	2.94	$2.75	2,138,000	297,800
August	C$	3.89	$2.57	C$	3.31	$3.21	1,527,550	698,800
September	C$	4.51	$3.20	C$	3.75	$3.85	1,363,620	702,900
October	C$	4.35	$3.03	C$	3.53	$3.71	1,859,609	245,400
November	C$	4.76	$3.40	C$	4.06	$4.05	4,636,918	200,200
December	C$	5.00	$3.40	C$	3.96	$4.29	10,758,432	223,400
2006
January	C$	6.24	$5.57	C$	5.10	$4.39	2,363,138	416,100
February	C$	6.31	$5.55	C$	5.12	$4.46	8,213,443	190,300
March	C$	7.15	$6.12	C$	5.71	$5.00	7,266,240	289,500
April	C$	8.35	$7.49	C$	6.79	$5.96	4,206,985	495,300
May(2)	C$	9.30	$8.42	C$	8.49	$7.45	1,715,647	111,300

(1)
The Series C Warrants commenced trading on the TSX and the NYSE on April 18, 2005.

(2)
May 1 to May 4, 2006.

        At the close of business on May 4, 2006, the last trading day prior to the date of this Prospectus, the price of the Series C Warrants as reported by the TSX and the NYSE was C$9.00 and $8.12, respectively.

U.S. Dollar Warrants

        The following table sets forth information relating to the trading of the U.S. Dollar Warrants on the TSX for the months indicated.

Month	High	Low	Volume
2005
January	$7.99	$6.95	308,400
February	$8.00	$6.25	67,749
March	$9.95	$6.45	160,000
April	$7.25	$5.20	12,400
May	$6.00	$4.00	33,300
June	$9.44	$6.26	52,439
July	$9.91	$8.80	54,050
August	$14.12	$9.75	72,850
September	$19.00	$14.30	157,200
October	$16.80	$13.50	40,300
November	$20.20	$16.00	14,050
December	$22.00	$17.00	6,618
2006
January	$33.00	$23.00	43,186
February	$31.50	$24.50	9,700
March	$38.00	$29.00	42,280
April	$51.00	$38.15	47,550
May(1)	$58.50	$52.26	15,021

(1)
May 1 to May 4, 2006.

        At the close of business on May 4, 2006, the last trading day prior to the date of this Prospectus, the price of the U.S. Dollar Warrants as reported by the TSX was $58.25.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Wildeboer Dellelce LLP, counsel to the Financial Advisors, the following is a summary of the principal Canadian federal income tax considerations as of the date hereof generally applicable under the Income Tax Act (Canada) (the "Tax Act") to a Warrantholder who, for purposes of the Tax Act, deals at arm's length and is not affiliated with the Corporation and holds the Warrants, and will hold any Common Shares and New Warrants, as capital property. Generally, Warrants, New Warrants and Common Shares will be considered to be capital property to a Warrantholder provided that the Warrantholder does not hold such securities in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.

        This summary is not applicable to a Warrantholder that is a "financial institution" (for purposes of the mark-to-market rules), a "specified financial institution" or a Warrantholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). In addition, this summary does not address the deductibility of interest by a Warrantholder who has borrowed money to acquire Warrants.

        This summary is based upon the current provisions of the Tax Act and regulations thereunder in force as at the date hereof, specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), the current provisions of the Canada-United States Income Tax Convention (1980) (the "Convention") and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary assumes that the Proposed Amendments will be enacted as currently proposed although no assurance can be given in that regard. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law, whether made by judicial, governmental or legislative decision or action nor does it take into account provincial or foreign tax laws or considerations, which might differ significantly from those discussed herein.

        This summary is not exhaustive of all possible Canadian federal tax considerations and is not intended to be legal or tax advice to any particular Warrantholder. Warrantholders should consult their own tax advisors for advice with respect to the tax consequences based on their particular circumstances.

        For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Warrants, New Warrants and Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars based on the prevailing United States dollar exchange rate generally at the time such amounts arise.

Warrantholders Resident in Canada

        The following portion of the summary is generally applicable to a Warrantholder who at all relevant times for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada (a "Canadian Warrantholder"). Certain Canadian Warrantholders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat their Common Shares, and all other "Canadian securities" as defined in the Tax Act, as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This election does not apply to Warrants or New Warrants.

Amendment of Warrant Indentures

        Although the matter is not free from doubt, counsel is of the view that the amendments contained in the Supplemental Indentures will not constitute substantial changes to the fundamental terms of the Warrants and accordingly will not result, in and of themselves, in a disposition of the Warrants by the Warrantholders.

        In the event that the amendments contained in the Supplemental Indentures are held to be so fundamental that their adoption results in a disposition of the Warrants and an acquisition of different warrants, then the Warrantholder would realize a capital gain (or a capital loss) for the year equal to the amount by which the proceeds of disposition of the Warrants, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Warrants to the Warrantholder. The proceeds of disposition for the Warrants and the cost of any different warrants would be equal to the fair market value of the different warrants received in exchange at the time the Supplemental Indentures become effective. The taxation of capital gains and capital losses is discussed below under the heading "Capital Gains and Capital Losses".

        The remainder of this summary assumes that the amendments contained in the Supplemental Indentures, in and of themselves, will not result in a disposition of the Warrants for purposes of the Tax Act. If this assumption is not correct then the tax consequences to Warrantholders may be materially different.

Exercise of Warrants during the Early Exercise Period

        No gain or loss will be realized by a Canadian Warrantholder upon the exercise of a Warrant during the Early Exercise Period. When a Warrant is exercised during the Early Exercise Period and Common Shares are acquired, the cost to the Canadian Warrantholder of the Common Shares thus acquired will be the aggregate of the adjusted cost base, for that holder, of the Warrant and the price paid for the Common Shares upon exercise of the Warrant (see also discussion below under the heading "Receipt of New Warrants upon the Early Exercise of Warrants" for possible additional adjustments to the adjusted cost base of the Common Shares). The cost to a Canadian Warrantholder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the Canadian Warrantholder as capital property at the time of the exercise of the Warrant.

Receipt of New Warrants upon the Early Exercise of Warrants

        Although the matter is not free from doubt, counsel is of the view that the receipt of the New Warrants by a Canadian Warrantholder who exercises Warrants during the Early Exercise Period will not constitute the receipt of an inducement payment within the meaning of paragraph 12(1)(x) of the Tax Act by the Canadian Warrantholder or otherwise be included in the income of a Canadian Warrantholder. Under such circumstances, the cost of any New Warrants to a Canadian Warrantholder should be nil. Subject to the comments below, in the event that the receipt of the New Warrants is considered to be such an inducement payment, then Canadian Warrantholders generally will be required to include in income for the year an amount equal to the fair market value of the New Warrants received. The amount of this income inclusion would be added to the adjusted cost base of the New Warrants held by the Canadian Warrantholder. If the New Warrants are considered to be an inducement within the meaning of paragraph 12(1)(x) of the Tax Act, a Canadian Warrantholder may be entitled to make an election under subsection 53(2.1) of the Tax Act to reduce the adjusted cost base of their Common Shares rather than have an income inclusion under paragraph 12(1)(x). Canadian Warrantholders should consult with their own tax advisors regarding the possibility of making this tax election.

Disposition of Warrants to the Corporation upon Deemed Exercise

        If the amendments contained in the Supplemental Indentures are approved and holders of more than 66 2/3% of the outstanding Warrants exercise their Warrants during the Early Exercise Period, then the Corporation will acquire any remaining outstanding Warrants in exchange for Common Shares and New Warrants. A Canadian Warrantholder who disposes of Warrants (other than upon exercise) to the Corporation for Common Shares and New Warrants pursuant to a Supplemental Indenture will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition for the Warrants, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Warrantholder of the Warrants. The proceeds of disposition for such Warrants will be equal to the aggregate fair market value of the Common Shares and New Warrants received in exchange and the cost of the Common Shares and New Warrants, respectively, to the Canadian Warrantholder will be equal to the fair market value of such securities at the time of exchange.

        A Canadian Warrantholder's cost of any Common Shares acquired in exchange for Warrants must be averaged with the adjusted cost base of any other Common Shares held by the Canadian Warrantholder as capital property to determine the adjusted cost base of all the Common Shares held by that Canadian Warrantholder. The taxation of capital gains and capital losses is discussed below under the heading "Capital Gains and Capital Losses".

Exercise of Warrants and New Warrants After Early Exercise Period

        No gain or loss will be realized by a Canadian Warrantholder upon the exercise of a Warrant or a New Warrant after the Early Exercise Period. When a Warrant or New Warrant is exercised after the Early Exercise Period, the Canadian Warrantholder's cost of the Common Share acquired thereby will be the aggregate of the Canadian Warrantholder's adjusted cost base of such Warrant or New Warrant, respectively, and the exercise price paid for the Common Share upon exercise of the Warrant or New Warrant as the case may be. The Canadian Warrantholder's adjusted cost base of the Common Share so acquired will be determined by averaging such cost with the adjusted cost base to the Canadian Warrantholder of all Common Shares held by the Canadian Warrantholder as capital property immediately prior to such acquisition.

Expiry of Warrants and New Warrants

        The expiry of a Warrant or a New Warrant will generally result in a capital loss to the Canadian Warrantholder equal to the adjusted cost base of the Warrant or the New Warrant respectively, to the Canadian Warrantholder immediately before its expiry.

        Subject to the discussion above under the heading "Receipt of New Warrants upon the Early Exercise of Warrants", counsel is of the view that the cost of any New Warrants to a Canadian Warrantholder should be nil. Consequently, no loss should be realized by a Canadian Warrantholder upon the expiry of a New Warrant.

Disposition of Warrants, New Warrants and Common Shares

        In general, a disposition, or a deemed disposition, of a Warrant or New Warrant (other than on the exercise or expiry thereof) or of a Common Share will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Warrant, New Warrant or Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Warrant, New Warrant or Common Share, respectively. The taxation of capital gains and capital losses is discussed below under the heading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

        Generally, one-half of a capital gain must be included in income as a taxable capital gain for the year of the disposition and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year normally may be deducted by the Canadian Warrantholder in computing income to the extent of any taxable capital gains for the year. Any allowable capital loss not deductible in the year may be deducted against taxable capital gains in computing taxable income for any of the three preceding years or any subsequent year (in accordance with the detailed rules contained in the Tax Act). Capital gains realized by an individual, other than certain specified trusts, will be relevant in computing possible liability under the alternative minimum tax.

        In general, in the case of a Canadian Warrantholder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares.

        A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income). This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Dividends

        Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. A Canadian Warrantholder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Warrantholders Resident in the United States

        The following summary is generally applicable to Warrantholders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Warrants, New Warrants or Common Shares; (ii) do not use or hold the Warrants, New Warrants and Common Shares in carrying on a business in Canada; and (iii) are residents of the United States for purposes of the Convention ("U.S. Warrantholders"). Special rules, which are not discussed in this summary, may apply to a U.S. Warrantholder that is an insurer carrying on business in Canada and elsewhere.

Amendment of Warrant Indentures

        The Canadian federal income tax consequences to a U.S. Warrantholder resulting from the amendments to the Warrant Indentures are generally the same as those described above that apply to a Canadian Warrantholder.

Exercise of Warrants during the Early Exercise Period

        The Canadian federal income tax consequences to a U.S. Warrantholder of the early exercise of the Warrants are generally the same as those described above that apply to a Canadian Warrantholder.

Receipt of New Warrants upon the Early Exercise of Warrants

        A U.S. Warrantholder should not be subject to tax under the Tax Act in respect of the receipt of the New Warrants as consideration for the exercise of Warrants during the Early Exercise Period.

Disposition of Warrants, New Warrants and Common Shares

        A U.S. Warrantholder will not be subject to tax under the Tax Act in respect of any capital gain on the disposition of Warrants, New Warrants or Common Shares provided that such securities do not constitute, and are not deemed to constitute, "taxable Canadian property" of the U.S. Warrantholder. Generally, Warrants, New Warrants and Common Shares will not constitute taxable Canadian property of a U.S. Warrantholder provided that (i) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) for the purposes of the Tax Act at the time of disposition; and (ii) at no time during the 60 month period immediately preceding the disposition of the Warrants, New Warrants or Common Shares were 25% or more of the issued shares of any class or series of the capital stock of the Corporation owned by the U.S. Warrantholder, by persons with whom the U.S. Warrantholder did not deal at arm's length, or by the U.S. Warrantholder together with such persons.

        A U.S. Warrantholder's capital gain (or capital loss) in respect of Warrants, New Warrants and Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not "treaty-protected property" as defined for purposes of the Tax Act) will generally be computed in the manner described above under the headings "Warrantholders Resident in Canada — Disposition of Warrants to the Corporation upon Deemed Exercise and Disposition of Warrants, New Warrants and Common Shares".

        Even if the Warrants, New Warrants or Common Shares are taxable Canadian property to a U.S. Warrantholder, under the terms of the Convention the U.S. Warrantholder will still not be subject to tax under the Tax Act in respect of a capital gain on the disposition of such securities provided in the case of Common Shares that the value of the Common Shares is not derived principally from real property situated in Canada at the time of disposition. U.S. Warrantholders whose Warrants, New Warrants or Common Shares are taxable Canadian property should consult their own tax advisors.

Dividends

        Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Warrantholder on the Common Shares generally will be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Warrantholder that is a company that owns at least 10% of the voting shares of the Corporation.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder arising from and relating to (a) the adoption of the Warrant Amendments and the exercise or exchange of the Warrants, (b) the exercise, disposition, and lapse of the New Warrants, and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the Warrants or New Warrants.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of (a) the adoption of the Warrant

Amendments and the exercise or exchange of the Warrants, (b) the exercise, disposition, and lapse of the New Warrants, and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the Warrants or New Warrants.

        No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of (a) the adoption of the Warrant Amendments and the exercise or exchange of the Warrants, (b) the exercise, disposition, and lapse of the New Warrants, or (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the Warrants or New Warrants. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of Warrants, New Warrants, or Common Shares, as the case may be, that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

        For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Warrants, New Warrants, or Common Shares, as the case may be, other than a U.S. Holder. This summary does not address any U.S. federal income tax consequences to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of (a) the adoption of the Warrant Amendments and the exercise or exchange of the Warrants, (b) the exercise, disposition, and lapse of the New Warrants, and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the Warrants or New Warrants.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax consequences to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Warrants, New Warrants, or Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Warrants, New Warrants, or Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Warrants, New Warrants, or Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding shares of Goldcorp. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of (a) the adoption of the Warrant Amendments and the exercise or exchange of the Warrants, (b) the exercise, disposition, and lapse of the New Warrants, and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the Warrants or New Warrants.

        If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Warrants, New Warrants, or Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of (a) the adoption of the Warrant Amendments and the exercise or exchange of the Warrants, (b) the exercise, disposition, and lapse of the New Warrants, and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the Warrants or New Warrants.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

        This summary does not address any U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of (a) the adoption of the Warrant Amendments and the exercise or exchange of the Warrants, (b) the exercise, disposition, and lapse of the New Warrants, and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the Warrants or New Warrants. (See "Canadian Federal Income Tax Considerations" above).

U.S. Federal Income Tax Consequences of the Adoption of the Warrant Amendments and the Exercise or Exchange of Warrants

  Adoption of the Warrant Amendments

        The U.S. federal income tax consequences of the adoption of the Warrant Amendments are uncertain. Under general principles of U.S. federal income tax law, if the legal rights or obligations represented by the Warrants after the adoption of the Warrant Amendments differ materially in either kind or extent from the legal rights or obligations represented by the Warrants prior to the adoption of the Warrant Amendments, a U.S. Holder generally would be deemed to exchange "old" Warrants for "new" Warrants on the date of adoption of the Warrant Amendments. Unless any such deemed exchange of "old" Warrants for "new" Warrants qualifies as a "recapitalization" within the meaning of Section 368(a)(1)(E) of the Code (a "Recapitalization"), a U.S. Holder generally would recognize gain or loss on such deemed exchange in an amount equal to the difference, if any, between (a) the fair market value of the "new" Warrants deemed received and (b) such U.S. Holder's tax basis in the "old" Warrants deemed exchanged. Due to a lack of direct legal authority, it is unclear whether any such deemed exchange of "old" Warrants for "new" Warrants may qualify as a Recapitalization. Assuming that any such deemed exchange of "old" Warrants for "new" Warrants is properly treated as a Recapitalization, a U.S. Holder should not recognize any gain or loss on such deemed exchange. There can be no assurance, however, that the IRS will not take the position that the adoption of the Warrant

Amendments is properly treated as a fully taxable deemed exchange of "old" Warrants for "new" Warrants. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding whether the adoption of the Warrant Amendments results in a deemed exchange of "old" Warrants for "new" Warrants and whether any such deemed exchange may qualify as a Recapitalization.

  Exercise of Warrants

        Subject to the discussions below regarding the receipt of a New Warrant upon the exercise of a Warrant during the Early Exercise Period and the exchange of a Warrant for a Common Share and a New Warrant (without payment of the exercise price), a U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Common Share. A U.S. Holder's initial tax basis in the Common Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder's tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. A U.S. Holder's holding period for the Common Share received on the exercise of a Warrant should begin on the date that such Warrant is exercised by such U.S. Holder.

        The U.S. federal income tax consequences of the receipt of a New Warrant upon the exercise of a Warrant during the Early Exercise Period are uncertain. The IRS may take the position that the New Warrant represents a taxable fee for exercising the Warrant during the Early Exercise Period, in which case a U.S. Holder generally would recognize ordinary income in an amount equal to the fair market value of the New Warrant on the date of receipt. Alternatively, the IRS may take the position that the receipt of a New Warrant should be treated as a distribution of a right to acquire stock under Section 305 of the Code, which could result in a taxable distribution to a U.S. Holder, in an amount equal to the fair market value of the New Warrant on the date of distribution, depending on the circumstances (for example, if cash is distributed to holders of the Common Shares within 36 months of the date the New Warrant is received). (See more detailed discussion of the rules applicable to distributions made by Goldcorp at "Distributions on Common Shares" below). As an additional alternative, a U.S. Holder may be treated as simultaneously purchasing a Common Share and a New Warrant upon the exercise of a Warrant during the Early Exercise Period, in which case the U.S. Holder should not be required to recognize income or gain upon the receipt of the New Warrant. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the receipt of a New Warrant upon the exercise of a Warrant during the Early Exercise Period.

  Exchange of Warrants for Common Shares and a New Warrant (Without Payment of Exercise Price)

        The U.S. federal income tax consequences of the exchange of a Warrant for a Common Share and a New Warrant (without payment of the exercise price) are uncertain. Due to a lack of direct legal authority, it is unclear whether the exchange of a Warrant for a Common Share and a New Warrant (without payment of the exercise price) may qualify as a Recapitalization. Assuming that the exchange of a Warrant for a Common Share and a New Warrant (without payment of the exercise price) is properly treated as a Recapitalization, a U.S. Holder should not recognize any gain or loss on such exchange, a U.S. Holder's aggregate initial tax basis in the Common Share and the New Warrant received in such exchange should be equal to such U.S. Holder's tax basis in the exchanged Warrant, and a U.S. Holder's holding period for the Common Share and the New Warrant received in such exchange should include the period that such exchanged Warrant was held by such U.S. Holder. There can be no assurance, however, that the IRS will not take the position that the exchange of a Warrant for a Common Share and a New Warrant (without payment of the exercise price) is properly treated as a fully taxable exchange. Assuming that the exchange of a Warrant for a Common Share and a New Warrant (without payment of the exercise price) is properly treated as a fully taxable exchange, a U.S. Holder generally would recognize gain or loss in an amount equal to the difference, if any, between (a) the sum of the fair market value of the Common Share and the New Warrant received and (b) such U.S. Holder's tax basis in the Warrant exchanged, and a U.S. Holder's holding period for the Common Share and the New Warrant received in exchange for the Warrant should begin on the day after the date of such exchange. Alternatively, the IRS may take the position that the receipt of a New Warrant either represents a taxable fee to a U.S. Holder or should be treated as a distribution of a right to acquire stock under Section 305 of the Code, which could result in a taxable distribution to a U.S. Holder, depending on the circumstances (See more detailed discussion at "Exercise of Warrants" above). Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the exchange of a Warrant for a Common Share and a New Warrant (without payment of the exercise price), including whether such exchange may qualify as a Recapitalization.

U.S. Federal Income Tax Consequences of the Exercise, Disposition, and Lapse of New Warrants

  Exercise of New Warrants

        A U.S. Holder should not recognize gain or loss on the exercise of a New Warrant and related receipt of a Common Share. A U.S. Holder's initial tax basis in the Common Share received on the exercise of a New Warrant should be equal to the sum of (a) such U.S. Holder's tax basis in such New Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such New Warrant. A U.S. Holder's holding period for the Common Share received on the exercise of a New Warrant should begin on the date that such New Warrant is exercised by such U.S. Holder.

  Disposition of New Warrants

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a New Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the New Warrant sold or otherwise disposed of. Subject to the "passive foreign investment company rules" discussed below, any such gain or loss generally will be a capital gain or loss (provided that the Common Share to be issued on the exercise of such New Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder). Any such capital gain or loss will be short-term capital gain or loss or long-term capital gain or loss, depending on whether the New Warrants are held for more than one year.

  Lapse of New Warrant

        Upon the lapse or expiration of a New Warrant, a U.S. Holder should recognize a loss in an amount equal to such U.S. Holder's tax basis in the New Warrant. Any such loss generally will be a capital loss (provided that the Common Share to be issued on the exercise of such New Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder). Any such capital loss will be short-term capital loss or long-term capital loss, depending on whether the New Warrants are held for more than one year.

  Adjustment to Conversion Ratio

        Under Section 305 of the Code, an adjustment to the number of Common Shares that will be issued on exercise of the New Warrants, or an adjustment to the exercise price of the New Warrants, may be treated as a constructive distribution to a U.S. Holder of the New Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder's proportionate interest in the "earnings and profits" or assets of Goldcorp, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to Shareholders). (See more detailed discussion of the rules applicable to distributions made by Goldcorp at "Distributions on Common Shares" below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

  General Taxation of Distributions

        Subject to the "passive foreign investment company" rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Goldcorp. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Goldcorp, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

  Reduced Tax Rates for Certain Dividends

        For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by Goldcorp generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Goldcorp is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date."

        Goldcorp generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) Goldcorp is incorporated in a possession of the U.S., (b) Goldcorp is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if Goldcorp satisfies one or more of such requirements, Goldcorp will not be treated as a QFC if Goldcorp is a "passive foreign investment company" (as defined below) for the taxable year during which Goldcorp pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the "Treasury") and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a "passive foreign investment company" for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

        As discussed below, Goldcorp does not expect that it will be a "passive foreign investment company" for the taxable year ending December 31, 2006 (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders" below). However, there can be no assurance that the IRS will not challenge the determination made by Goldcorp concerning its "passive foreign investment company" status or that Goldcorp will not be a "passive foreign investment company" for the current taxable year or any subsequent taxable year. Accordingly, although Goldcorp expects that it may be a QFC for the taxable year ending December 31, 2006, there can be no assurances that the IRS will not challenge the determination made by Goldcorp concerning its QFC status, that Goldcorp will be a QFC for the taxable year ending December 31, 2006 or any subsequent taxable year, or that Goldcorp will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

        If Goldcorp is not a QFC, a dividend paid by Goldcorp to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

  Distributions Paid in Foreign Currency

        The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

  Dividends Received Deduction

        Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Subject to the "passive foreign investment company" rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at "Foreign Tax Credit" below).

        Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

        A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "general income," and certain other categories of income). Dividends received on the Common Shares generally will constitute "foreign source" income and generally will be categorized as "passive income" or, in the case of certain U.S. Holders, "financial services income." However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to "passive category income" and "general category income" (and the other categories of income, including "financial services income," are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

        Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

        If Goldcorp is a "passive foreign investment company" (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

        Goldcorp generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of Goldcorp for such taxable year is passive income or (b) on average, 50% or more of the assets held by Goldcorp either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if Goldcorp is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into after December 31, 2004, active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

        For purposes of the PFIC income test and asset test described above, if Goldcorp owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, Goldcorp will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by Goldcorp from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

        If Goldcorp is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat Goldcorp as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

        Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any "excess distribution" (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

        A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the "net capital gain" of Goldcorp, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the "ordinary earnings" of Goldcorp, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which Goldcorp is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Goldcorp.

        Under applicable Treasury Regulations, a person that holds an option, warrant, or other right to acquire shares of a PFIC may not make a QEF Election that will apply to either (a) the option, warrant, or other right or (b) the shares of the PFIC subject to the option, warrant, or other right. In addition, under proposed Treasury Regulations, if a person holds an option, warrant, or other right to acquire shares of a PFIC, the holding period with respect to the shares of the PFIC acquired on the exercise of such option, warrant, or other right will include the period that the option, warrant, or other right was held. Accordingly, in the event that Goldcorp is a PFIC for any taxable year during which a U.S. Holder holds New Warrants, a U.S. Holder of New Warrants may not make a QEF Election that will apply to either the New Warrants or the Common Shares subject to the New Warrants. In addition, if Goldcorp is a PFIC for any taxable year during which a U.S. Holder holds New Warrants, gain recognized on the sale or other taxable disposition (other than by exercise) of the New Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the application of the PFIC rules to the New Warrants and the Common Shares received on exercise of the New Warrants.

        A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are "marketable stock" (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which Goldcorp is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

        Goldcorp does not expect that it will be a PFIC for the taxable year ending December 31, 2006. The determination of whether Goldcorp was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether Goldcorp will be a PFIC for the taxable year ending December 31, 2006 and each subsequent taxable year depends on the assets and income of Goldcorp over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Prospectus. Accordingly, there can be no assurance that the IRS will not challenge the determination made by Goldcorp concerning its PFIC status or that Goldcorp was not, or will not be, a PFIC for any taxable year.

        The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

RISK FACTORS

        The acquisition of securities being distributed under this Prospectus involves a high degree of risk. Any prospective investor should carefully consider the risk factors set forth in the Annual Information Form incorporated by reference in this Prospectus and all of the other information contained in this Prospectus (including, without limitation, the documents incorporated by reference) before acquiring any of the securities distributed under this Prospectus. The risks described therein are not the only risks facing the Corporation. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.

LEGAL MATTERS

        Certain legal matters in connection with the securities offered hereby will be passed upon for the Corporation by Cassels Brock & Blackwell LLP, Canadian counsel for the Corporation, and by Dorsey & Whitney LLP, United States counsel to the Corporation, and for the Financial Advisors by Wildeboer Dellelce LLP. As of the date hereof, partners and associates of Cassels Brock & Blackwell LLP, partners and associates of Dorsey & Whitney LLP and partners and associates of Wildeboer Dellelce LLP, each as a group, own, directly or indirectly, in the aggregate, less than one percent of the outstanding Common Shares and any series of Warrants.

EXEMPTIONS FROM NATIONAL INSTRUMENT 44-101

        Pursuant to a decision of the Autorité des marchés financiers dated March 16, 2006, the Corporation was granted relief from the requirement that all documents incorporated by reference into this Prospectus must be in both the French and English languages. For the purposes of the preliminary short form prospectus only, the Corporation is not required to file French versions of the documents incorporated by reference herein.

INTEREST OF EXPERTS

        The consolidated financial statements of the Corporation as at December 31, 2005 and for the financial year ended December 31, 2005 have been incorporated by reference in this Prospectus and the registration statement on Form F-10 in reliance upon the report of Deloitte & Touche LLP, independent registered chartered accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of the Corporation as at December 31, 2004 and 2003 and for the financial years ended December 31, 2004, 2003 and 2002 have been incorporated by reference in this Prospectus and the registration statement on Form F-10 in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Wheaton as at December 31, 2004 and 2003 and for the financial years ended December 31, 2004, 2003 and 2002 have been incorporated by reference in this Prospectus and the registration statement on Form F-10 in reliance upon the report of Deloitte & Touche LLP, independent registered chartered accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The combined financial statements of the operations to be acquired by the Corporation comprising of the combined balance sheets of the Placer Dome operations to be acquired as at December 31, 2005 and 2004, and the combined statements of earnings (loss) and Placer Dome's net investment and cash flows for each of the years then ended have been included in this Prospectus and the registration statement on Form F-10 in reliance upon the report of Ernst & Young LLP, independent registered public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.

        The following individuals are the qualified persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") in connection with the Mineral Reserve and Mineral Resource estimates contained in the Annual Information Form incorporated by reference in this Prospectus:

1.
Stephen McGibbon, P.Geo., at the Red Lake mine is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Red Lake mine.

2.
Reynaldo Rivera, MAusIMM, at Luismin, S.A. de C.V. is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the San Dimas and San Martin mines.

3.
Reynaldo Rivera, MAusIMM, at Luismin, S.A. de C.V. and Gary Giroux, P.Eng., at Micon International Limited ("Micon") are the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates for the Nukay mine.

4.
Michael G. Hester, FAusIMM, at Independent Mining Consultants is the qualified person responsible for the Mineral Reserve estimates for the Los Filos project.

5.
Neil Burns, P.Geo., at Snowden Mineral Industry Consultants is the qualified person responsible for the Mineral Resource estimates for the Los Filos project.

6.
James N. Grey, P.Geo., and Al Samis, P.Geo., at Teck Cominco Ltd. are the qualified persons responsible for the Mineral Resource estimates for the El Limon project.

7.
Luis Rivera, MAusIMM, at Minera Alumbrera Ltd. is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Alumbrera mine.

8.
Joe Ranford, MAusIMM, at Peak Gold Mines Pty Ltd. is the qualified person responsible for the Mineral Reserve estimates for the Peak mine.

9.
Rex Berthelsen, MAusIMM, at Peak Gold Mines Pty Ltd. is the qualified person responsible for the Mineral Resource estimates for the Peak mine.

10.
Rodrigo Mello, MAusIMM, at Mineração Pedra Branca do Amapari Ltda. is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Amapari mine.

11.
Randy V.J. Smallwood, P.Eng., at Goldcorp is the qualified person responsible for the Mineral Reserve estimates for the Wharf mine.

        The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Corporation's mineral projects contained in the Annual Information Form which is incorporated by reference in this Prospectus has been derived:

1.
Alumbrera Mine and Peak Mine — Harry Burgess, P.Eng., B. Terrence Hennessey, P.Geo., and David T. Wells, C.Eng., all of Micon, prepared a NI 43-101 report for Wheaton entitled "Technical Report on Mining and Processing Assets of Peak Gold Mines, in New South Wales, Australia and Minera Alumbrera Ltd., in Argentina" dated January 2003.

2.
Luismin Mines — Velasquez Spring, P.Eng., Senior Geologist at Watts, Griffis and McOuat Limited ("WGM"), and G. Ross MacFarlane, P.Eng., Senior Associate Operations Engineer at WGM, prepared a NI 43-101 report for Wheaton entitled "An audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio, and San Martin Mines as of December 31, 2004 for Wheaton River Minerals Ltd." dated March 9, 2005.

3.
Los Filos Project — Gary H. Giroux, P.Eng., MASc., a principal of Giroux Consultants Ltd. and a Senior Associate of Micon, prepared a NI 43-101 report for Wheaton entitled "Report on the Los Filos Gold Deposit Guerrero, Mexico" dated September 2003.

4.
Amapari Mine — Harry Burgess, P.Eng., D. W. Hooley, BSc(Eng.), and Kenneth A. Grace, P.Eng., all of Micon, prepared a NI 43-101 report for Wheaton entitled "Review of the Amapari Mine Amapa State, Brazil" dated November 2003.

        Each of such reports are available on SEDAR at www.sedar.com and a summary of such reports is contained in the Annual Information Form under "Description of the Business — Technical Information".

        None of Micon, WGM, nor Messrs. Burgess, Hennessey, Wells, Giroux, Hooley, Grace, Spring or MacFarlane, held any securities of Wheaton or of any associate or affiliate of Wheaton when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of Wheaton or of any associate or affiliate of Wheaton in connection with the preparation of such reports.

        None of Micon, WGM, its directors, officers or employees, nor Messrs. Burgess, Hennessey, Wells, Giroux, Hooley, Grace, Spring or MacFarlane, is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents referred to under the heading "Documents Incorporated by Reference" in this Prospectus, the First Warrant Indenture, the Series A Warrant Indenture, the Series B Warrant Indenture, the Series C Warrant Indenture and the U.S. Dollar Warrant Indenture, the consents of Deloitte & Touche LLP, KPMG LLP, Ernst & Young LLP, Cassels Brock & Blackwell LLP, Wildeboer Dellelce LLP, certain experts, and certain powers of attorney.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

        Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser. Rights and remedies may also be available to purchasers under U.S. law. Warrantholders may wish to consult with a U.S. lawyer for particulars of these rights.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Corporation is an Ontario corporation with its principal place of business in Canada. The majority of its directors and officers are residents of Canada and all or a substantial portion of its assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws.

CONSENT OF

DELOITTE & TOUCHE LLP

        We have read the short form prospectus of Goldcorp Inc. (the "Corporation") dated May 5, 2006 qualifying the distribution of certain securities of the Corporation to the holders of the outstanding common share purchase warrants of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheet of the Corporation as at December 31, 2005, and the consolidated statements of earnings, shareholders' equity and cash flows for the year ended December 31, 2005. Our report is dated March 3, 2006.

        We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Wheaton River Minerals Ltd. ("Wheaton") on the consolidated balance sheets of Wheaton as at December 31, 2004 and 2003, and the consolidated statements of operations, shareholders' equity and cash flows of Wheaton for each of the years in the three year period ended December 31, 2004. Our report is dated February 25, 2005.

(Signed) Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia
May 5, 2006

CONSENT OF

KPMG LLP

        We have read the short form prospectus of Goldcorp Inc. (the "Corporation") dated May 5, 2006 qualifying the distribution of certain securities of the Corporation to the holders of the outstanding common share purchase warrants of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated February 7, 2005, except as to Note 15 which is as of February 14, 2005 to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings (deficit) and cash flows of the Corporation for each of the years in the three year period ended December 31, 2004.

Toronto, Ontario May 5, 2006	(Signed) KPMG LLP Chartered Accountants

CONSENT OF

ERNST & YOUNG LLP

        We have read the short form prospectus of Goldcorp Inc. (the "Corporation") dated May 5, 2006 qualifying the distribution of certain securities of the Corporation to the holders of the outstanding common share purchase warrants of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the inclusion in the above-mentioned short form prospectus of our report to the directors of Placer Dome (CLA) Limited ("Placer Dome") on the combined financial statements of the operations to be acquired by the Corporation (the "Placer Dome Operations") comprising of the combined balance sheets of the Placer Dome Operations as at December 31, 2005 and 2004, and the combined statements of earnings (loss) and Placer Dome's net investment and cash flows for each of the years then ended. Our report is dated February 13, 2006.

Vancouver, British Columbia May 5, 2006	(Signed) ERNST & YOUNG LLP Chartered Accountants

COMBINED FINANCIAL STATEMENTS
OF OPERATIONS TO BE
ACQUIRED BY GOLDCORP

         December 31, 2005
December 31, 2004
September 30, 2005 (unaudited)

AUDITORS' REPORT

        To the Directors of Placer Dome (CLA) Limited:

        We have audited the combined balance sheets of the Operations to be Acquired by Goldcorp as at December 31, 2005 and 2004 and the combined statements of earnings (loss) and Placer Dome's net investment and cash flows for each of the years ended December 31, 2005 and 2004. These financial statements are the responsibility of Placer Dome (CLA) Limited's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Operations to be Acquired by Goldcorp as at December 31, 2005, and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada February 13, 2006	Chartered Accountants

OPERATIONS TO BE ACQUIRED BY GOLDCORP

COMBINED STATEMENTS OF EARNINGS (LOSS) AND PLACER DOME'S NET INVESTMENT

(thousands of U.S. dollars, Canadian GAAP)
(See Note 1)

			(unaudited)
	Year ended December 31, 2005 $	Year ended December 31, 2004 $	Nine months ended September 30, 2005 $
Sales (note 2)	310,817	298,966	232,632
Cost of sales	219,996	194,010	163,157
Depreciation and depletion (note 2)	44,552	47,877	32,613

Mine operating earnings (note 2)	46,269	57,079	36,862

General and administrative	4,443	5,158	2,775
Exploration	21,990	21,120	16,017
Resource development and other (note 3)	23,524	10,816	8,227

Operating earnings (loss)	(3,688)	19,985	9,843

Interest, financing and other (note 9)	(1,724)	(2,884)	(1,707)

Earnings (loss) before taxes and other items	(5,412)	17,101	8,136

Income and resource tax provision (note 4)	(1,874)	(7,148)	(2,243)

Net earnings (loss)	(7,286)	9,953	5,893

			(unaudited)
	Year ended December 31, 2005 $	Year ended December 31, 2004 $	Nine months ended September 30, 2005 $
Placer Dome's net investment
Balance, beginning of period	195,976	215,159	195,976
Net earnings (loss)	(7,286)	9,953	5,893
Net contributions by (distributions to) Placer Dome	7,414	(29,136)	(1,552)

Balance, end of the period	196,104	195,976	200,317

(See accompanying notes to combined financial statements)

OPERATIONS TO BE ACQUIRED BY GOLDCORP

COMBINED BALANCE SHEETS

(thousands of United States dollars, Canadian GAAP)
(see Note 1)

			(unaudited)
	December 31, 2005 $	December 31, 2004 $	September 30, 2005 $
ASSETS
Current assets
Cash and cash equivalents	8,623	7,355	4,233
Accounts receivable	7,406	7,857	6,708
Income and resource tax assets	412	—	2
Inventories (note 5)	32,462	34,643	32,785

	48,903	49,855	43,728

Income and resource tax assets (note 4)	210	7	54
Long-term stockpiles	10,645	10,230	10,437
Other assets (note 6)	3,477	3,116	3,114
Deferred stripping (note 7(c))	23,134	17,570	24,692
Property, plant and equipment (note 7)	252,699	242,799	247,052

	339,068	323,577	329,077

LIABILITIES AND PLACER DOME'S NET INVESTMENT
Current liabilities
Overdraft	9,143	11,187	9,720
Accounts payable and accrued liabilities (note 8)	35,724	38,688	32,284
Income and resource tax liabilities	6,876	6,204	7,172
Current portion of capital leases (note 10)	87	84	213

	51,830	56,163	49,389

Capital leases (note 10)	127	222	154
Reclamation and post closure obligations (note 11)	65,634	47,945	53,681
Other post closure obligations	24,100	20,651	24,025
Deferred credits and other liabilities	3	261	5
Income and resource tax liabilities (note 4)	1,270	2,359	1,506

Commitments and contingencies (note 11)
Total liabilities	142,964	127,601	128,760
Placer Dome's net investment	196,104	195,976	200,317

	339,068	323,577	329,077

(See accompanying notes to combined financial statements)

OPERATIONS TO BE ACQUIRED BY GOLDCORP

COMBINED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, Canadian GAAP)
(see Note 1)

			(unaudited)
	Year ended December 31, 2005 $	Year ended December 31, 2004 $	Nine months ended September 30, 2005 $
Operating activities
Net earnings (loss)	(7,286)	9,953	5,893
Depreciation and depletion	44,552	47,877	32,613
Deferred stripping adjustments	(5,136)	(5,692)	(6,583)
Deferred income and resource taxes	(3,119)	(1,406)	(2,457)
Deferred reclamation	19,548	5,249	9,126
Other items, net	3,322	1,989	2,357

Cash from operations before change in non-cash operating working capital	51,881	57,970	40,949
Change in non-cash operating working capital (note 13)	(2,432)	10,225	(5,018)

Cash from operations	49,449	68,195	35,931

Investing activities
Property, plant and equipment (note 7)	(54,641)	(43,658)	(37,934)
Disposition of assets and investments	1,492	899	1,151
Other, net	(268)	249	79

	(53,417)	(42,510)	(36,704)

Financing activities
Capital leases	(95)	(887)	57
Net contributions by (distributions to) Placer Dome	7,375	(30,358)	(939)

	7,280	(31,245)	(882)

Increase (Decrease) in cash and cash equivalents	3,312	(5,560)	(1,655)

Cash and cash equivalents
Beginning of period	(3,832)	1,728	(3,832)

End of period	(520)	(3,832)	(5,487)

Cash and cash equivalents comprise of:
Cash	8,623	7,355	4,233
Overdraft	(9,143)	(11,187)	(9,720)

	(520)	(3,832)	(5,487)

(See accompanying notes to combined financial statements)

NOTES TO THE COMBINED FINANCIAL STATEMENTS OF OPERATIONS
TO BE ACQUIRED BY GOLDCORP

December 31, 2005, December 31, 2004 and September 30, 2005 (unaudited)
(all amounts are in thousands of U.S. dollars,
except where otherwise indicated, Canadian GAAP)

1.     NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Goldcorp Inc. ("Goldcorp") has entered into a bid support and purchase agreement (the "Agreement") with Barrick Gold Corporation ("Barrick") dated October 30, 2005. This agreement was entered into in conjunction with a bid by Barrick on October 31, 2005 for the common shares of Placer Dome Inc. ("Placer Dome"). Pursuant to the provisions of the Agreement Goldcorp has agreed to acquire all of Placer Dome's Canadian properties and operations (the "Goldcorp Transaction"), including all historic mining, reclamation and exploration properties, Placer Dome's interest in the La Coipa mine in Chile, and 40% of Placer Dome's interest in the Pueblo Viejo project in the Dominican Republic. Goldcorp has also agreed to be responsible for all liabilities relating solely to these assets, including employment commitments and environmental, closure and reclamation liabilities. The assets noted are held either directly or indirectly by Placer Dome (CLA) Limited ("PDCLA") which after certain re-structuring will be sold to Goldcorp. The Goldcorp Transaction will be effected following Barrick's acquisition of 100% of the Placer Dome common shares. On February 3, 2006, Barrick owned approximately 94% of Placer Dome and is proceeding with compulsory acquisition to acquire the remaining outstanding shares. Negotiations between Barrick and Goldcorp are ongoing to more specifically identify all the assets to be acquired and liabilities to be assumed by Goldcorp.

  The financial statements for "Operations to be acquired by Goldcorp" set out the actual assets, liabilities, revenues, expenses, and cash flows of Placer Dome's businesses that are to be acquired by Goldcorp pursuant to the Agreement described above as at and for the periods shown. These include the Campbell Mine, the proportionate share of the Musselwhite (68%), Porcupine (51%) and La Coipa (50%) joint ventures, a 40% proportionate interest in the Pueblo Viejo development property, and various Canadian properties which are no longer producing gold but which are incurring reclamation expenditures. In addition to these items, the costs related to Canadian exploration and certain administrative personnel in Placer Dome's Toronto office have been included. These operations have been managed by Placer Dome throughout the reported periods.

  Operations to be Acquired by Goldcorp Inc. (collectively, "Placer operations") are engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold which is produced in Canada and Chile is the primary product and is sold to the world market. Placer operations also produce and sell quantities of silver.

  Placer operations' cash flow and profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer operations operate internationally, exposure also arises from fluctuations in currency exchange rates, political risks and varying levels of taxation.

  The U.S. dollar is the principal currency of measure of all the Placer operations. The Placer operations combined financial statements are prepared in United States ("U.S.") dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant differences in the combined financial statements of net earnings between the U.S. and Canadian GAAP are described in note 14 to these financial statements.

  The significant accounting policies used in these Canadian GAAP combined financial statements, which are consistent with the accounting policies of Placer Dome, are as follows:

  Use of Estimates

  The preparation of financial statements in conformity with Canadian GAAP requires operations management to make estimates and assumptions about future events that affect the amounts reported in the combined financial statements and related notes to the financial statements. These estimates by operations management are consistent with the estimation process established by Placer Dome, actual results may differ.

  Revenue Recognition

  Gold revenue is recognized in the accounts upon delivery when title passes.

  Reclamation and Closure Costs

  The estimated fair value of liabilities for asset retirement obligations are recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that estimates of the ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

  Foreign Currency Translation

  Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

  Exploration and Development

  Exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions from business combinations including allocations for undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are projected to be less than the carrying value of the property. If no mineable ore body is discovered, capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

  Costs incurred during the start-up phase of a mine are expensed as incurred. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.

  Cash and Cash Equivalents

  Cash and cash equivalents include short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

  Inventories

  Product inventories are valued at the lower of average production cost and net realizable value.

  In-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.

  Materials and supplies are valued at the lower of average cost and replacement cost.

  Property, Plant and Equipment

  Property, plant and equipment, including costs associated with mineral properties under development, are carried at cost less depreciation and depletion.

  Assets in use in commercial production are subject to depreciation and depletion over their estimated economic lives. For mineral properties, deferred development and buildings and machinery, the unit-of-production method is applied where the mine operating plan calls for production from well-defined mineral ore reserves. Where total mineral reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated life of each mine. For mobile and other equipment, the straight-line method is applied over the estimated lives of the assets.

  Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs, a decrease in mineral reserves or a change in foreign exchange rates), reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using estimated future production, sales prices (considering historical and current prices, price trends and related factors), operating and capital costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

  Estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the investments in mineral properties.

  Pension Plans

  Placer operations have both defined contribution and defined benefits pension plans. The costs of the defined contribution pension plans, representing Placer operations' required contribution, and the costs of the defined benefit pension plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period. Adjustments arising from plan amendments, experience gains and losses and changes in actuarial assumption are amortized to earnings over the expected average remaining service lives of the respective employee groups. Pension asset at September 30, 2005, December 31, 2005 and December 31, 2004 was $647, $663 and $569, respectively. Pension expense of $554, $738 and $618 has been recorded for the nine months ended September 30, 2005 and years ended December 31, 2005 and December 31, 2004, respectively.

  Deferred stripping

  Mining costs incurred related to the removal of waste rock at open-pit mines, commonly referred to as "stripping costs", are generally capitalized under property, plant and equipment. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits.

  This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. Stripping costs are included in the carrying amount of Placer operations' mining properties for the purpose of assessing whether any impairment has occurred.

  Income and Resource Taxes

  The provision for income and resource taxes is based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Placer operations record a valuation allowance against any portion of those future income tax assets that management believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Placer operations recognize the future income tax assets and liabilities for the tax effects of such differences. Deferred withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

  Termination Benefits Obligations

  Termination benefits obligations for operating mines represent the obligation to date for all employees at mine sites. The amount of liability is subject to re-measurement at each reporting period.

  Financial assets and liabilities

  The fair value of the financial assets and liabilities is equal to the book value as disclosed. None of the operating assets included in the Placer operations engage in hedging activities.

2.     BUSINESS SEGMENTS

  All of the Placer operations are within the mining sector. Due to geographic and political diversity, Placer operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resource and exploration support. Major products are gold and silver produced from mines located in Canada and Chile.

  (a)
  Product segments

	Year ended December 31, 2005 $	Year ended December 31, 2004 $	Nine months ended September 30, 2005 $
			(unaudited)
Gold	289,883	276,368	216,613
Silver	20,934	22,598	16,019

	310,817	298,966	232,632

  (b)
  Segment operating earnings (loss)

	Sales			Depreciation and Depletion
	Year ended December 31, 2005 $	Year ended December 31, 2004 $	Nine months ended September 30, 2005 $	Year ended December 31, 2005 $	Year ended December 31, 2004 $	Nine months ended September 30, 2005 $
			(unaudited)			(unaudited)
Canada
Campbell	93,334	88,075	68,963	11,660	13,670	8,349
Porcupine	82,742	84,913	63,559	10,299	12,452	7,540
Musselwhite	74,934	67,539	56,185	13,188	12,043	9,837

	251,010	240,527	188,707	35,147	38,165	25,726

Chile
La Coipa	59,807	58,439	43,925	9,405	9,712	6,887

	310,817	298,966	232,632	44,552	47,877	32,613

	Mine Operating Earnings
	Year ended December 31, 2005 $	Year ended December 31, 2004 $	Nine months ended September 30, 2005 $
			(unaudited)
Canada
Campbell	17,170	13,766	10,858
Porcupine	14,863	19,784	14,455
Musselwhite	4,465	9,247	3,847

	36,498	42,797	29,160

Chile
La Coipa	10,176	14,561	8,036

Other(i)	(405)	(279)	(334)

	46,269	57,079	36,862

    (i)
    Represents stock based compensation adjustment for non mine-sites

3.     RESOURCE DEVELOPMENT AND OTHER

	Year ended December 31, 2005 $	Year ended December 31, 2004 $	Nine months ended September 30, 2005 $
			(unaudited)
Reclamation expense at non-producing mines(i)	(18,029)	(1,521)	(3,632)
Feasibility study expenses	(3,497)	(5,463)	(3,071)
Other	(1,998)	(3,832)	(1,524)

	(23,524)	(10,816)	(8,227)

  (i)
  Following the annual review of the adequacy of the post closure reclamation accruals for the non producing mines in the fourth quarter of 2005, it was determined that an additional $14.4 million of provision was required.

4.     INCOME AND RESOURCE TAXES

  These financial statements have been prepared based on the assumption that certain mining assets held by PDCLA will be purchased by Goldcorp. Prior to this sale other PDCLA assets that are not being purchased must be transferred out. As some of the legal issues associated with these transfers have not been fully resolved to date and the value of the assets being transferred have not been finalized, the Canadian tax pools that Goldcorp will receive upon the purchase of PDCLA can not be determined with certainty. The combined financial statements have been prepared including current and future income taxes of foreign affiliates of PDCLA that Goldcorp will be purchasing. The tax provisions with respect to the Canadian mining operations only reflect cash taxes payable as future income tax liabilities are offset and reduce to nil due to the recognition of unrecorded tax assets and for December 31, 2005, the establishment of a valuation allowance for future income tax assets. Significant tax deductions for income tax purposes exist within PDCLA. After the restructuring of PDCLA in preparation for its sale these tax deductions will still be significant but can not be predicted with absolute certainty at this time. As at December 31, 2005 and prior to any restructuring PDCLA tax deductions included:

Non-capital losses Undepreciated Capital Cost Cumulative Canadian Development Expense Cumulative Canadian Exploration Expense	$244 million $319 million $108 million $50 million

5.     INVENTORIES

  Inventories comprise the following:

	December 31, 2005 $	December 31, 2004 $	September 30, 2005 $
			(unaudited)
Metal in circuit	7,668	14,484	9,342
Ore stockpiles	10,915	11,680	10,996
Materials and supplies	13,244	12,245	12,747
Product inventories	11,280	6,464	10,137

	43,107	44,873	43,222
Long-term portion of ore stockpiles	(10,645)	(10,230)	(10,437)

Inventories	32,462	34,643	32,785

6.     OTHER ASSETS

  Other assets comprise the following:

	December 31, 2005 $	December 31, 2004 $	September 30, 2005 $
			(unaudited)
Employee loans	2,377	2,109	1,996
Other	1,100	1,007	1,118

	3,477	3,116	3,114

  The employee loans represent housing loans at prevailing market interest rates.

7.     PROPERTY, PLANT AND EQUIPMENT

  (a)
  Details of property, plant and equipment are as follows:

	December 31, 2005			December 31, 2004
	Cost $	Accumulated depreciation $	Net $	Cost $	Accumulated depreciation $	Net $
Mineral properties and deferred development	309,045	(184,904)	124,141	288,035	(167,330)	120,705
Mine plant and equipment	511,096	(382,538)	128,558	488,620	(366,526)	122,094

	820,141	(567,442)	252,699	776,655	(533,856)	242,799

	September 30, 2005
	Cost $	Accumulated depreciation $	Net $
		(unaudited)
Mineral properties and deferred development	313,764	(180,265)	133,499
Mine plant and equipment	488,552	(374,999)	113,553

	802,316	(555,264)	247,052

  (b)
  Property plant and equipment (net) and additions thereto by country are as follows:

	Property, Plant & Equipment			Additions to Property, Plant & Equipment
	December 31, 2005 $	December 31, 2004 $	September 30, 2005 $	Year ended December 31, 2005 $	Year ended December 31, 2004 $	Nine months ended September 30, 2005 $
			(unaudited)			(unaudited)
Chile	31,212	36,601	31,754	4,396	1,185	2,388
Canada	221,487	206,198	215,298	50,245	42,473	35,546

	252,699	242,799	247,052	54,641	43,658	37,934

  (c)
  Deferred stripping includes nil (December 2004 — nil, September 2005 — $642) for Canada and $23,134 (December 2004 — $17,570, September 2005 — $24,050) for Chile.

8.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  Accounts payable and accrued liabilities comprise of the following:

	December 31, 2005 $	December 31, 2004 $	September 30, 2005 $
			(unaudited)
Trade payables	24,358	26,759	21,740
Accrued employee salaries and benefits	8,463	7,953	7,927
Current reclamation and post closure obligations (note 11)	2,379	3,375	2,135
Other	524	601	482

	35,724	38,688	32,284

9.     INTEREST, FINANCING AND OTHER

	December 31, 2005 $	December 31, 2004 $	September 30, 2005 $
			(unaudited)
Foreign exchange losses	(2,256)	(3,792)	(2,123)
Interest expense	(8)	(44)	(5)
Other	540	952	421

	(1,724)	(2,884)	(1,707)

  Carrying values of non-US dollar monetary assets and liabilities are adjusted at each period end to reflect the U.S. exchange rate prevailing at that date. The foreign exchange losses resulted from the revaluation of foreign currency monetary assets and liabilities at each period end.

10.   CAPITAL LEASES

  (a)
  The Placer operations are obligated under capital leases for mobile mining equipment until 2008. The capital lease agreement provides that the Placer operations can purchase the leased equipment at fair value at the end of the lease term. At December 31, 2005, December 31, 2004 and September 30, 2005, $258, $302 and $269 respectively, of leased property was included in plant and equipment, net of $152, $109 and $141, respectively, of accumulated depreciation and depletion.

    Anticipated capital lease repayments are as follows:

December 31, 2005 $
2006	124
2007	72
2008	36

Capital lease obligations	232
Less amount representing interest	(18)

214

  The average effective interest rate of the leases is approximately 7.72%.

11.   COMMITMENTS AND CONTINGENCIES

  (a)
  Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, the future value of these costs is estimated to be $112 million as at December 31, 2005. This future value includes a discounted liability of $32 million for Equity Silver, which represents the costs of the perpetuity water treatment, and undiscounted costs of $80 million for the other sites. The aggregate accrued obligation as at September 30, 2005, representing the fair value of the Placer operations' share of future reclamation costs, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 8), was $56 million (2004 — $51 million). Charges to earnings of $7 million and $8 million for the nine months ended September 30 2005, and year ended December 31, 2004, respectively, have been recorded.

    Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations. At December 31, 2005, Placer operations have letters of credits of CAD$23.6 million (US$20.2 million) and CAD$50.3 million (US$43.1 million) for Equity Silver mine and the other Canadian mines and properties, respectively. There is a review of the adequacy of the letter of credit held as security for the Equity Silver mine every 5 years. While this review commenced in 2005, it had not yet been finalized. Based on initial estimates however the letter of credit is expected to increase.

    Although the ultimate amount of termination benefits obligations to be incurred for existing and past mining interests is uncertain, Placer operations' share of contractual termination benefits is estimated to be $31 million as at December 31, 2005, and has accrued through charges to earnings of $2 million, $3 million, and $1 million for the nine months ended September 30, 2005 and the years ended December 31, 2005 and December 31, 2004, respectively. The aggregate accrued obligation as at September 30, 2005, December 31, 2005 and December 31, 2004, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 8), was $24 million, $25 million, $21 million.

  (b)
  The Agreement provides for the purchase of the shares of PDCLA which directly owns the Canadian operating mines as well as other assets. PDCLA is currently awaiting a Supreme Court of Canada ruling pertaining to an Ontario mining tax case. The Ontario Ministry of Finance has reassessed PDCLA for taxes and related interest owing, for the 1995 to 2001 tax years, amounting to Canadian $77 million. Funds sufficient to discharge the obligation have been deposited with the Ontario Ministry of Finance. A further estimated Canadian $5 million of taxes and interest may be required should PDCLA lose the case. As well tax deductions with an estimated undiscounted tax effected value of Canadian $21 million would be utilized reducing Ontario mining taxes during the years in question to minimize the cash tax payable. The Agreement provides for a purchase price increase for 87 percent of the funds received from the Ontario government should PDCLA prevail at the Supreme Court. It is not known when the Supreme Court will make its ruling.

  (c)
  During the second quarter of 2005, the Chilean Congress passed a tax bill enacting a maximum 5% tax on mine operating profits, effective January 1, 2006. Compania Minera Mantos de Oro ("MDO"), the operator of La Coipa mine, has opted out of its DL600 tax stability clause and has established an invariable tax rate of 4% for a period of 12 years. The final administrative application details related to the new mining tax have yet to be issued. Aside from knowing that tax rates will increase the exact impact of the change cannot be determined at this time.

  (d)
  The Placer operations are subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Placer operations. The Placer operations have established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Placer operations.

12.   RELATED PARTY TRANSACTIONS

  Stock based compensation

  The Placer operations have adopted CICA 3870 "Stock Based Compensation", which requires fair value accounting for all stock options issued during the year. Charges to earnings of $906, $1,823 and $1,876 have been recorded for the nine months ended September 30, 2005, and years ended December 31, 2005 and 2004, respectively.

  SAP costs allocation

  The implementation of a SAP enterprise resource planning system was completed at Campbell during 2005. All of the licensing and system development costs have been incurred by Placer Dome. Management fees of $819 and $1,232, for the nine months ended September 30, 2005 and year ended December 31, 2005, have been included in these combined financial statements, representing Campbell's portion of the global licensing and development costs.

  Management fees

  Management fees of $1,613, $2,223 and $1,892 were paid by Placer operations to Placer Dome for the nine months ended September 30, 2005, and years ended December 31, 2005 and 2004, respectively.

13.   SUPPLEMENTARY INFORMATION

  (a)
  Change in non-cash operating working capital comprise:

	Year ended December 31, 2005 $	Year ended December 31, 2004 $	Nine months ended September 30, 2005 $
			(unaudited)
Accounts receivable	(11)	(2,550)	1,098
Inventories	(211)	(2,489)	(760)
Accounts payable and accrued liabilities	(2,949)	10,934	(6,390)
Income and resource taxes payable	739	4,330	1,034

Change in non-cash operating working capital	(2,432)	10,225	(5,018)

    Total interest paid were $25, $33 and $66 for the period ended September 30, 2005 and year ended December 31, 2005 and 2004. Total taxes paid were $3,696, $5,566 and $5,240 for the period ended September 30, 2005 and years ended December 31, 2005 and 2004, respectively.

  (b)
  The following tables present additional financial information related to proportionate interests in joint ventures.

	Proportionate Interests in Joint Ventures(i)
	December 31, 2005 $	December 31, 2004 $	September 30, 2005 $
			(unaudited)
Current assets	32,120	31,291	27,310
Non-current assets	227,196	210,647	223,124
Current liabilities	21,328	24,598	20,527
Non-current liabilities	63,999	50,342	57,228
	Proportionate Interests in Joint Ventures(i)
	Year ended December 31, 2005 $	Year ended December 31, 2004 $	Nine months ended September 30, 2005 $
			(unaudited)
Sales	217,278	209,909	163,499
Cost and expenses	(204,101)	(176,523)	(144,165)

Earnings before taxes and other items	13,177	33,386	19,334
Net earnings	9,975	20,291	13,341

    (i)
    Includes the joint venture interests in the Musselwhite, Porcupine and La Coipa mines.

14.   DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

  These financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The differences between Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") as they relate to these financial statements are summarized below:

	Combined statement of loss Year ended December 31, 2005
	Canadian GAAP $	Adjustments (i)(ii)(iii) $	US GAAP $
Sales	310,817	(59,807)	251,010
Cost of sales	219,996	(40,447)	179,549
Depreciation and depletion	44,552	(9,405)	35,147

Mine operating earnings	46,269	(9,955)	36,314

General and administrative	4,443	—	4,443
Exploration	21,990	(1,112)	20,878
Resource development and other	23,524	(137)	23,387

Operating loss	(3,688)	(8,706)	(12,394)

Interest, financing and other	(1,724)	99	(1,625)

Loss before taxes and other items	(5,412)	(8,607)	(14,019)

Income and resource tax recovery (provision)	(1,874)	2,050	176
Equity in earning of associate(i)	—	7,143	7,143
Cumulative change in accounting policy(ii)	—	(3,328)	(3,328)

Loss	(7,286)	(2,742)	(10,028)

	Combined statement of earnings Year ended December 31, 2004
	Canadian GAAP $	Adjustments (i)(ii)(iii) $	US GAAP $
Sales	298,966	(58,440)	240,526
Cost of sales	194,010	(34,101)	159,909
Depreciation and depletion	47,877	(9,712)	38,165

Mine operating earnings (loss)	57,079	(14,627)	42,452

General and administrative	5,158	—	5,158
Exploration	21,120	(492)	20,628
Resource development and other	10,816	—	10,816

Operating earnings (loss)	19,985	(14,135)	5,850

Interest, financing and other	(2,884)	183	(2,701)

Earnings (loss) before taxes and other items	17,101	(13,952)	3,149

Income and resource tax recovery (provision)	(7,148)	4,089	(3,059)
Equity in earning of associate(i)	—	10,243	10,243

Net earnings	9,953	380	10,333

	Combined statement of earnings Nine months ended September 30, 2005 (unaudited)
	Canadian GAAP $	Adjustments (i)(ii)(iii) $	US GAAP $
Sales	232,632	(43,925)	188,707
Cost of sales	163,157	(29,346)	133,811
Depreciation and depletion	32,613	(6,887)	25,726

Mine operating earnings	36,862	(7,692)	29,170

General and administrative	2,775	—	2,775
Exploration	16,017	(632)	15,385
Resource development and other	8,227	(72)	8,155

Operating earnings (loss)	9,843	(6,988)	2,855

Interest, financing and other	(1,707)	(31)	(1,738)

Earnings (loss) before taxes and other items	8,136	(7,019)	1,117

Income and resource tax recovery (provision)	(2,243)	1,486	(757)
Equity in earning of associate(i)	—	6,000	6,000
Cumulative change in accounting policy(ii)	—	(3,328)	(3,328)

Net earnings	5,893	(2,861)	3,032

	Combined Balance Sheet December 31, 2005
	Canadian GAAP $	Adjustments (i)(ii)(iii) $	US GAAP $
Current assets
Cash and cash equivalents	8,623	(3,614)	5,009
Accounts receivable	7,406	(2,266)	5,140
Income and resource tax assets	412	412	824
Inventories	32,462	(7,162)	25,300

	48,903	(12,630)	36,273

Investments in MDO(i)	—	49,674	49,674
Income and resource tax assets	210	(210)	—
Long-term stockpiles	10,645	—	10,645
Other assets	3,477	(749)	2,728
Deferred stripping	23,134	(23,134)	—
Property, plant and equipment	252,699	(31,212)	221,487

	339,068	(18,261)	320,807

Current liabilities
Overdraft	9,143	—	9,143
Accounts payable and accrued liabilities	35,724	(8,216)	27,508
Income and resource tax liabilities	6,876	—	6,876
Current portion of capital leases	87	—	87

	51,830	(8,216)	43,614

Capital leases	127	—	127
Reclamation obligations	65,634	(5,668)	59,967
Other post closure obligation	24,100	(3,107)	20,992
Deferred credits and other liabilities	3	—	3
Income and resource tax liabilities	1,270	(1,270)	—

Total Liabilites	142,964	(18,261)	124,703
Placer Dome's net investment	196,104	—	196,104

	339,068	(18,261)	320,807

	Combined Balance Sheet December 31, 2004
	Canadian GAAP $	Adjustments (i)(ii)(iii) $	US GAAP $
Current assets
Cash and cash equivalents	7,355	(6,227)	1,128
Accounts receivable	7,857	(1,535)	6,322
Income and resource tax assets	—	—	—
Inventories	34,643	(8,698)	25,945

	49,855	(16,460)	33,395

Investments in MDO(i)	—	51,943	51,943
Income and resource tax assets	7	(7)	—
Long-term stockpiles	10,230	—	10,230
Other assets	3,116	(440)	2,676
Deferred stripping	17,570	(17,570)	—
Property, plant and equipment	242,799	(36,601)	206,198

	323,577	(19,135)	304,442

Current liabilities
Overdraft	11,187	—	11,187
Accounts payable and accrued liabilities	38,688	(7,251)	31,437
Income and resource tax liabilities	6,204	(1,263)	4,941
Current portion of capital leases	84	—	84

	56,163	(8,514)	47,649

Capital leases	222	—	222
Reclamation obligations	47,945	(5,080)	42,865
Other post closure obligation	20,651	(8,589)	12,062
Deferred credits and other liabilities	261	(251)	10
Income and resource tax liabilities	2,359	(2,359)	—

Total Liabilites	127,601	(24,793)	102,808
Placer Dome's net investment	195,976	5,658	201,634

	323,577	(19,135)	304,442

	Combined Balance Sheet September 30, 2005 (unaudited)
	Canadian GAAP $	Adjustments (i)(ii)(iii) $	US GAAP $
Current assets
Cash and cash equivalents	4,233	(1,386)	2,847
Accounts receivable	6,708	(1,424)	5,284
Income and resource tax assets	2	—	2
Inventories	32,785	(7,233)	25,552

	43,728	(10,043)	33,685

Investments in MDO(i)	—	48,751	48,751
Income and resource tax assets	54	(54)	—
Long-term stockpiles	10,437	—	10,437
Other assets	3,114	(422)	2,692
Deferred stripping	24,692	(24,050)	642
Property, plant and equipment	247,052	(31,754)	215,298

	329,077	(17,572)	311,505

Current liabilities
Overdraft	9,720	—	9,720
Accounts payable and accrued liabilities	32,284	(7,421)	24,863
Income and resource tax liabilities	7,172	—	7,172
Current portion of capital leases	213	(126)	87

	49,389	(7,547)	41,842

Capital leases	154	—	154
Reclamation obligations	53,681	(5,533)	48,148
Other post closure obligation	24,025	(2,985)	21,040
Deferred credits and other liabilities	5	(1)	4
Income and resource tax liabilities	1,506	(1,506)	—

Total Liabilites	128,760	(17,572)	111,188
Placer Dome's net investment	200,317	—	200,317

	329,077	(17,572)	311,505

	Combined Statements of Cash Flows
	December 31, 2005 $	December 31, 2004 $	September 30, 2005 $
			(unaudited)
Operating activities
Operating activities under Canadian GAAP	49,449	68,195	35,931
MDO equity adjustment	(10,766)	(15,586)	(5,877)

Operating activities under US GAAP	38,683	52,609	30,054

Investing activities
Investing activities under Canadian GAAP	(53,417)	(42,510)	(36,704)
MDO adjustment	4,479	1,030	2,169

Investing activities under US GAAP	(48,938)	(41,480)	(34,535)

Financing activities
Financing activities under Canadian GAAP	7,280	(31,245)	(882)
MDO adjustment	8,900	10,723	8,549

Financing activities under US GAAP	16,180	(20,522)	7,667

Increase in cash and cash equivalents under US GAAP	5,925	(9,393)	3,186

Cash and cash equivalents under US GAAP
Beginning of period	(10,059)	(666)	(10,059)

End of period	(4,134)	(10,059)	(6,873)

  (i)
  The investment in MDO (50%) is in the form of an incorporated joint ventures. MDO is equity accounted for under the U.S. basis. Under the Canadian basis this joint venture is proportionately consolidated.

  (ii)
  Effective January 1, 2005, Placer operations changed its accounting policy with respect to termination obligations, whereby the liability accrued will represent the obligation to date for all employees at mine sites. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated termination costs through annual charges to earnings over the estimated life of the mine. Under the U.S. basis, the cumulative effect of the change in policy on the balance sheet at January 1, 2005 was to increase Deferred credits and other liabilities by $5.7 million with a one time after-tax charge to net earnings of $3.8 million. Under the Canadian basis the new policy was applied retroactively with restatement of 2004 comparative figures and an impact to the net earnings in 2004 of nil. Under the US basis, the liability at December 2004 was reduced by $5.7 million to reflect that it had not yet been adopted.

  (iii)
  Under the Canadian basis, the Placer operations have prospectively early adopted CICA 3870 "Stock Based Compensation", which requires fair value accounting for all stock options issued during the year. Under the U.S. basis, in accordance with SFAS No. 123 "Accounting for Stock-based Compensation" ("SFAS 123"), Placer operations apply Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follow the disclosure only provisions of SFAS 123. For stock options granted to employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome's common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period.

UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS OF

GOLDCORP INC.

GOLDCORP INC.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

December 31, 2005
(Unaudited)
(Expressed in thousands of United States Dollars)

	Goldcorp Inc.	Placer Dome Operations and projects	Note 4	Pro forma adjustments	Pro forma consolidated
ASSETS
Cash and cash equivalents	$562,188	$8,623	(a)	$(285,000)	$285,811
Marketable securities	11,264	—		—	11,264
Accounts receivable	75,160	7,406		—	82,566
Income and mining taxes receivable	2,774	412		—	3,186
Inventories and stockpiled ore	77,182	32,462		—	109,644
Future income and mining taxes	26,558	—		—	26,558
Other	17,225	—		—	17,225

	772,351	48,903		(285,000)	536,254
Mining interests	2,980,762	275,833	(b)	445,925	3,876,920
			(c)	174,400
Silver contract	74,639	—		—	74,639
Stockpiled ore	51,063	10,645		—	61,708
Other	10,950	3,687			14,637
Goodwill	142,654	—		—	142,654
Long-term investments	33,563	—		—	33,563
Unallocated purchase price	—	—	(a)	1,303,896	1,303,896

	$4,065,982	$339,068		$1,639,221	$6,044,271

LIABILITIES
Overdraft	$—	$9,143		$—	$9,143
Accounts payable and accruals	97,523	35,811	(b)	4,000	152,334
			(a)	15,000
Income and mining taxes payable	93,287	6,876		—	100,163

	190,810	51,830		19,000	261,640
Debt	—	—	(a)	1,200,000	744,500
			(d)	(455,500)
Future income and mining taxes	728,079	1,270	(c)	174,400	903,749
Reclamation and other obligations	57,724	89,734		—	147,458
Future employee benefits and other	7,005	130		—	7,135

	983,618	142,964		937,900	2,064,482

Non-controlling interests	108,601	—		—	108,601

SHAREHOLDERS' EQUITY
Capital stock	2,653,751	—	(b)	441,925	3,551,176
			(d)	455,500
Cumulative translation adjustment	101,927	—		—	101,927
Retained earnings	218,085	196,104	(a)	(196,104)	218,085

	2,973,763	196,104		701,321	3,871,188

	$4,065,982	$339,068		$1,639,221	$6,044,271

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

GOLDCORP INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

Year ended December 31, 2005
(Unaudited)
(Expressed in thousands of United States Dollars)

	Goldcorp Inc.	Placer Dome Operations and projects	Wheaton River Minerals	Note 4	Pro forma adjustments	Pro forma consolidated
			(Period from January 1, 2005 to February 14, 2005)
REVENUE	$896,408	$310,817	$56,194		$—	$1,263,419

Operating expenses	304,032	219,996	21,677		—	545,705
Depreciation and depletion	135,264	44,552	6,613	(g)	6,775	193,204

Earnings from mine operations	457,112	46,269	27,904		(6,775)	524,510
Corporate administration	29,943	4,443	2,312		—	36,698
Resource development, technology and other	—	23,524	—		—	23,524
Exploration	8,035	21,990	354		—	30,379

Earnings (loss) from operations	419,134	(3,688)	25,238		(6,775)	433,909

OTHER INCOME (EXPENSE)
Interest and other income	9,244	532	(1,592)	(e)	(37,200)	(29,016)
Stock option expense	(13,876)	—	(153)		—	(14,029)
Gain (loss) of foreign exchange	474	(2,256)	2,013		—	231
Gain (loss) on marketable securities	10,142	—	(19)		—	10,123
Corporate transaction costs	(3,592)	—	—		—	(3,592)
Dilution gain	18,732	—	—		—	18,732

	21,124	(1,724)	249		(37,200)	(17,551)

Earnings (loss) before taxes and non-controlling interests	440,258	(5,412)	25,487		(43,975)	416,358
Income tax (expense) recovery	(142,370)	(1,874)	(7,993)	(h)	17,590	(134,647)

Earnings (loss) before non-controlling interests	297,888	(7,286)	17,494		(26,385)	281,711
Non-controlling interests	(12,190)	—	(349)	(f)	3,548	(8,991)

Net earnings (loss)	$285,698	$(7,286)	$17,145		$(22,837)	$272,720

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

GOLDCORP INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005

(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)

1.     BASIS OF PRESENTATION

  The unaudited pro forma consolidated balance sheet of Goldcorp Inc. (the "Company" or "Goldcorp") as at December 31, 2005 and unaudited pro forma consolidated statement of earnings for the year then ended have been prepared by management of Goldcorp, in accordance with Canadian generally accepted accounting principles (Canadian GAAP), for illustrative purposes only, to show the effect of the agreement entered into with Barrick Gold Corporation ("Barrick") that will result in the purchase of certain operations and projects of Placer Dome Inc. ("Placer Dome"). As a result of the purchase, Goldcorp will acquire the Placer Dome Canadian operations, a 50% interest in the La Coipa mine and a 40% interest in the Pueblo Viejo project. Goldcorp will pay approximately $1.485 billion in cash to Barrick for the purchase of these operations (assuming no adjustments are required). These unaudited pro forma consolidated financial statements assume that there will be no tax consequences to Goldcorp on the purchase of these operations from Barrick. In addition, these unaudited pro forma financial statements show the effect of the acquisition of Wheaton River Minerals Ltd. ("Wheaton") that completed on February 14, 2005 as if it had occurred on January 1, 2005. The audited consolidated balance sheet of Goldcorp as at December 31, 2005 includes the net assets acquired on acquisition of Wheaton. These pro forma consolidated financial statements have been compiled from, and include:

  (a)
  A pro forma consolidated balance sheet combining the audited consolidated balance sheet of Goldcorp as at December 31, 2005 and the audited combined balance sheet of the Placer Dome operations and projects as at December 31, 2005.

  (b)
  A pro forma consolidated statement of earnings combining the audited consolidated statement of earnings of Goldcorp for the year ended December 31, 2005 with the audited combined statement of earnings of the Placer Dome operations and projects for the year ended December 31, 2005 and the unaudited operations of Wheaton for the period from January 1, 2005 to the date of acquisition of February 14, 2005.

  The pro forma consolidated balance sheet as at December 31, 2005 has been prepared as if the transactions described in Note 3 had occurred on December 31, 2005. The pro forma consolidated statements of earnings for the year ended December 31, 2005 have been prepared as if the transactions described in Note 3 had occurred on January 1, 2005.

  It is management's opinion that these pro forma consolidated financial statements present in all material respects, the transactions described in Note 3, in accordance with Canadian GAAP. The accounting policies used in the preparation of these statements are consistent with Goldcorp's accounting policies for the year ended December 31, 2005. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Goldcorp which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreement will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from the unaudited pro forma financial statement information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

  The anticipated acquisition of the Éléonore mining property through a statutory plan of arrangement involving Virginia Gold Mines Inc. ("Virginia"), Goldcorp and 6485863 Canada Inc. has been accounted for as an asset acquisition as at December 31, 2005 (see Note 4 (b)).

  Certain elements of the Goldcorp, Placer Dome Operations and projects and Wheaton consolidated financial statements have been reclassified to provide a consistent format.

  The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Goldcorp, Placer Dome and Wheaton.

  These financial statements have been reconciled to United States GAAP in Schedule I.

2.     SIGNIFICANT ACCOUNTING POLICIES

  The accounting policies used in the preparation of this unaudited pro forma consolidated financial statement information are those set out in Goldcorp's audited consolidated financial statements for the year ended December 31, 2005. In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify Placer Dome and Wheaton accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after consummation of the proposed acquisition of Placer Dome. The significant accounting policies of Goldcorp conform in all material respects to those of Wheaton and those of Placer Dome.

3.     BUSINESS ACQUISITIONS

  (a)
  Agreement with Barrick

    On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain assets and operations in the event that Barrick was successful in its offer to acquire all the outstanding shares of Placer Dome. On January 19, 2006 and February 3, 2006, Barrick acquired 80% and 14%, respectively, of the shares of Placer Dome. On March 15, 2006, Barrick acquired the remaining shares of Placer Dome pursuant to a compulsory acquisition under the Canadian Business Corporations Act. Goldcorp has agreed to purchase from Barrick certain of Placer Dome's Canadian and other assets for cash of approximately $1.485 billion, subject to adjustment. Subject to any required consents and government approvals, Goldcorp will acquire Placer Dome's interests in the Campbell, Porcupine, and Musselwhite gold mines in Ontario, and its 50% interest in the La Coipa gold/silver mine in Chile. Goldcorp will also acquire a 40% interest in the Pueblo Viejo development project in the Dominican Republic, together with Placer Dome's interests in its Canadian exploration properties, including Mount Milligan copper/gold deposit in British Columbia.

    This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. The results of operations of the acquired assets will be included in the consolidated financial statements of Goldcorp from the date of acquisition. After consummation of the proposed acquisition of Placer Dome operations and assets, Goldcorp will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise in the acquisition. The actual amounts recorded on the acquisition will differ from the amounts recorded in this unaudited pro forma consolidated financial statement information.

    The unaudited pro forma consolidated financial statement information assumes Goldcorp will pay cash proceeds of $1.485 billion for the purchase of certain operations under the agreement with Barrick. The actual amount paid by Goldcorp to Barrick may differ as a result of final purchase price adjustments made in accordance with the agreement.

    The unaudited pro forma consolidated financial information assumes the cost of acquisition will include the purchase price of $1.485 billion plus transaction costs of $15 million, equalling a total purchase price of $1.5 billion.

    Goldcorp has not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the income statement. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Placer Dome's assets and liabilities has been presented as "unallocated purchase price." Upon consummation of the proposed acquisition of Placer Dome operations and assets, the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated income statements of Goldcorp for periods after the date of acquisition. Goldcorp estimates that a $100 million adjustment to the carrying amount of mining interests of Placer Dome would result in a corresponding adjustment to amortization expense in the pro forma consolidated statement of earnings by approximately $4 million for the year ended December 31, 2005. No pro forma adjustments have been reflected for any changes in future tax assets or liabilities that would result from recording Placer Dome's identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Purchase price	$1,485,000
Acquisition costs	15,000

$1,500,000

Net assets acquired
Current assets	$48,903
Other assets	14,332
Mining interests	275,833
Liabilities	(142,964)
Unallocated purchase price	1,303,896

$1,500,000

  (b)
  Acquisition of Wheaton River Minerals Ltd.

    On December 6, 2004, Goldcorp and Wheaton issued a joint press release announcing a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

    On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp's take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of a special dividend resulted in an adjustment to the exchange ratio of Goldcorp's outstanding warrants — an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

    On February 10, 2005, at the special meeting of shareholders, approximately 65% of Goldcorp shareholders who voted were in favour of approval of the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, approximately 70% of the outstanding Wheaton common shares (403,165,952 shares) were tendered to Goldcorp's offer. This satisfied the minimum two-thirds bid requirement under the terms of the offer to acquire Wheaton. On the same day, Goldcorp extended the offer expiry date to February 28, 2005 to give remaining Wheaton shareholders more time to tender their shares. With conditions met, the special $0.50 per share dividend, totaling approximately $95 million, payable to Goldcorp shareholders of record on February 16, 2005, was paid on February 28, 2005.

    As of March 10, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares. Goldcorp and a subsidiary entered into a series of transactions with Wheaton that resulted in Goldcorp owning 100% of Wheaton common shares on April 15, 2005. Further, the series of transactions resulted in each Wheaton warrant or stock option, which gives the holder the right to acquire common shares of Wheaton, being exchanged for a warrant or stock option of Goldcorp which gives the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares. The Wheaton options and warrants have been included as part of the purchase price consideration.

    This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree.

    The allocation of the purchase price is summarized in the table below:

Purchase price
143.8 million common shares of Goldcorp	$1,887,431
Stock options and warrants of Goldcorp exchanged for those of Wheaton	321,633
Acquisition costs	25,959

$2,235,023

Net assets acquired
Cash and short-term investments	$168,663
Marketable securities	4,348
Other non-cash working capital	810
Mining interests	2,502,116
Silver purchase contract	77,489
Stockpiled ore, non-current	55,286
Other long-term assets	3,767
Future income taxes, net	(631,789)
Reclamation, closure costs and obligations	(24,457)
Employee future benefits and other	(5,296)
Other liabilities	(10,258)
Non-controlling interests	(54,908)

Net identifiable assets	2,085,771
Residual purchase price allocated to goodwill	149,252

$2,235,023

    The fair value of the Goldcorp shares issued is based on the deemed issuance of 143.8 million Goldcorp common shares at $13.13 being the average share price of Goldcorp two days before, the day of, and two days after February 8, 2005, the day when the special $0.50 dividend was announced in connection with the offer to acquire Wheaton, adjusted for the special $0.50 dividend.

4.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  Pro forma adjustments to consolidated balance sheet

  The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the transactions with Barrick and Virginia had occurred on December 31, 2005:

  (a)
  The fair value allocation will be completed upon consummation of the acquisition. Currently, the excess of the purchase consideration over the adjusted book values of Placer Dome's assets and liabilities of $1.3 billion has been presented as "unallocated purchase price." An increase in accounts payable by $15 million to record estimated transaction costs relating to the acquisition of Placer Dome operations. A reduction in cash of $285 million to reflect the cash component required to finance the $1.485 billion purchase price in conjunction with the financing of $1.2 billion in long term debt.

  (b)
  An increase in mining assets of $445.9 million to give effect to the proposed acquisition by Goldcorp of the Éléonore gold project. Goldcorp has agreed to purchase the Éléonore gold project from Virginia Gold Mines Inc. ("Virginia") by issuing approximately 19.6 million Goldcorp common shares with an estimated value of $441 million and incur acquisition costs estimated to be $4 million.

  (c)
  To record the estimated future income tax liability of $174.4 million arising from the acquisition of the Éléonore gold project, with a corresponding increase to mining assets.

  (d)
  To record the issuance of 54,918,000 common shares upon the exercise of 168,495,000 warrants for gross proceeds of $460 million and warrant issue costs of $4.5 million pursuant to the short form base shelf prospectus to be filed by the Company. Net proceeds have been used to reduce debt.

  Pro forma adjustments to consolidated statements of earnings

  The unaudited pro forma consolidated statements of earnings reflect the following adjustments as if the acquisition of certain Placer Dome operations and the acquisition of Wheaton had occurred on January 1, 2005:

  (e)
  An increase in interest expense of $37.2 million for the year ended December 31, 2005 to reflect the interest expense on the long term debt of $1.2 billion less $455.5 million of net cash proceeds received on the exercise of warrants.

  (f)
  To reverse the non-controlling interest share of income arising from Goldcorp owning 82% of Wheaton between February 15, 2005 and April 15, 2005.

  (g)
  To record adjustments to depletion expense resulting from adjustments to asset carrying values in the purchase allocations relating to Wheaton assets.

  (h)
  To record the tax effect of the pro forma adjustments at 40%.

5.     PRO FORMA EARNINGS PER SHARE

  Since the purchase agreement with Barrick is a cash transaction, there will be no impact to the calculation of the weighted average number of Goldcorp shares outstanding. The weighted average shares outstanding, have been adjusted to reflect the additional shares of the Wheaton and Virginia acquisitions effective January 1, 2005.

  Basic earnings per share

Year ended December 31, 2005
Weighted average number of Goldcorp shares outstanding for the year	314,292
Adjustment to reflect acquisition of 100% of Wheaton, effective January 1, 2005	21,631
Adjustment to reflect acquisition of Virginia, effective January 1, 2005	19,600
Adjustment to reflect exercise of 168,495,000 warrants effective January 1, 2005	54,918

Pro forma weighted average number of shares outstanding for the year	410,441

Pro forma adjusted net earnings	$272,720

Pro forma adjusted basic earnings per share	$0.67

  Diluted earnings per share

Year ended December 31, 2005
Pro forma average number of Goldcorp shares outstanding for the year	410,441
Dilutive effect of stock options	3,270

Pro forma average number of Goldcorp shares outstanding for the year — diluted	413,711

Pro forma adjusted net earnings	$272,720

Pro forma adjusted earnings per share — diluted	$0.66

6.     RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  Significant differences between Canadian and US GAAP, as they affect the pro forma financial statements, are as follows and are reflected on Schedule I:

  (a)
  Under Canadian GAAP, the Companies accounted for their joint venture interests in Alumbrera and La Coipa on a proportionate consolidated basis. Under US GAAP, the Companies are required to equity account for their investments in Alumbrera and La Coipa and record in operations their proportionate share of Alumbrera and La Coipa net earnings in accordance with US GAAP.

  (b)
  Under US GAAP (FAS 115), investments in securities would be classified as available-for-sale securities and carried at fair value. The unrealized holding gains at December 31, 2005 on available-for-sale securities are not recognized under Canadian accounting principles, but are recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders' equity until realized. The amounts recorded in comprehensive income are shown net of tax recovery of $0.6 million.

  (c)
  In 2003, certain changes to income tax legislation affecting mining companies became law; however, the enabling regulations which quantify the deduction for mining taxes paid permitted by this change in legislation (which is considered to substantively enacted for Canadian GAAP purposes) had not yet received the required approval to be considered enacted for US GAAP purposes. Consequently for US GAAP purposes the 2005 results have been restated to remove the benefit accrued for the deduction for income tax purposes of actual provincial and other Crown royalties and mining taxes paid as at December 31, 2005. The benefits of this change in legislation will be recognized for US GAAP purposes when the approval for the amendments to the regulations has been given. The net effect of the restatement is to increase the tax provision for 2005 by an amount of $2.3 million.

  (d)
  Effective January 1, 2005, Placer Dome operations changed its accounting policy with respect to termination obligations, whereby the liability accrued will represent the obligation to date for all employees at mine sites. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated termination costs through annual charges to earnings over the estimated life of the mine. The effect of the change in policy on the combined statement of earnings in 2005 was $3.3 million.

Schedule I

GOLDCORP INC.

US GAAP RECONCILIATION

PRO FORMA BALANCE SHEET

December 31, 2005
(Unaudited)
(Expressed in thousands of United States Dollars)

	Pro forma Canadian GAAP	Goldcorp US GAAP adjustments (a), (b), (c)	Placer Dome Operations and projects US GAAP adjustments (a), (d)	Pro forma US GAAP
ASSETS
Cash and cash equivalents	$285,811	$(58,599)	$(3,614)	$223,598
Other current assets	250,443	(92,760)	(9,016)	148,667

	536,254	(151,359)	(12,630)	372,265
Mining interests	3,876,920	(724,663)	(54,346)	3,097,911
Equity investment	—	665,042	49,674	714,716
Other non-current assets	1,631,097	(51,411)	(959)	1,578,727

	$6,044,271	$(262,391)	$(18,261)	$5,763,619

LIABILITIES
Current	$261,640	$(59,292)	$(8,216)	$194,132
Non-current	1,802,842	(199,880)	(10,045)	1,592,917

	2,064,482	(259,172)	(18,261)	1,787,049

Non-controlling interests	108,601	—	—	108,601

SHAREHOLDERS' EQUITY	3,871,188	(3,219)	—	3,867,969

	$6,044,271	$(262,391)	$(18,261)	$5,763,619

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Schedule I

GOLDCORP INC.

US GAAP RECONCILIATION

PRO FORMA STATEMENT OF OPERATIONS

Year ended December 31, 2005
(Unaudited)
(Expressed in thousands of United States Dollars)

	Pro forma Canadian GAAP	Goldcorp US GAAP adjustments (a), (b), (c)	Placer Dome Operations and projects US GAAP adjustments (a), (d)	Pro forma US GAAP
REVENUES	$1,263,419	$(299,225)	$(59,807)	$904,387

Operating expenses	545,705	(100,266)	(40,447)	404,992
Depreciation and depletion	193,204	(59,018)	(9,405)	124,781

Earnings from mine operations	524,510	(139,941)	(9,955)	374,614
Corporate administration	36,698	—	—	36,698
Resource development, technology and other	23,524	—	(137)	23,387
Exploration	30,379	—	(1,112)	29,267

Earnings (loss) from operations	433,909	(139,941)	(8,706)	285,262

OTHER INCOME (EXPENSE)
Interest and other income	(29,016)	3,670	99	(25,247)
Stock option expense	(14,029)	—	—	(14,029)
Gain (loss) of foreign exchange	231	31	—	262
Gain (loss) on marketable securities	10,123	—	—	10,123
Corporate transaction costs	(3,592)	—	—	(3,592)
Dilution gain	18,732	—	—	18,732
Equity earnings	—	92,728	7,143	99,871

	(17,551)	96,429	7,242	86,120

Earnings (loss) before taxes and non-controlling interests	416,358	(43,512)	(1,464)	371,382
Income tax (expense) recovery	(134,647)	41,169	2,050	(91,428)
Cumulative change in accounting policy	—	—	(3,328)	(3,328)

Earnings (loss) before non-controlling interests	281,711	(2,343)	(2,742)	276,626
Non-controlling interests	(8,991)	—	—	(8,991)

Net earnings	272,720	(2,343)	(2,742)	267,635
OTHER COMPREHENSIVE INCOME
Unrealized losses on securities, net of reclassification adjustment	—	(2,648)	—	(2,648)
Cumulative translation adjustment	—	(5,814)	—	(5,814)

Comprehensive income	$272,720	$(10,805)	$(2,742)	$259,173

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

CERTIFICATE OF THE CORPORATION

Dated: May 5, 2006

        This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the provinces and territories of Canada. For the purposes of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) IAN W. TELFER President and Chief Executive Officer	(Signed) LINDSAY HALL Executive Vice President and Chief Financial Officer
On behalf of the Board of Directors
(Signed) DOUGLAS HOLTBY Director	(Signed) LAWRENCE BELL Director

CERTIFICATE OF THE AGENTS

Dated: May 5, 2006

        To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the provinces and territories of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

GMP SECURITIES L.P.	BMO NESBITT BURNS INC.
By: (Signed) EUGENE C. MCBURNEY	By: (Signed) EGIZIO BIANCHINI

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the Business Corporations Act (Ontario), the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant's request as a director or officer of another corporation of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Registrant or body corporate and provided that the director or officer acted honestly and in good faith with a view to the best interest of the Registrant and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director is entitled to indemnification from the Registrant as a matter of right if he was substantially successful on the merits in his defense and fulfilled the conditions set forth above.

        In accordance with the Business Corporations Act (Ontario), the by-laws of the Registrant indemnify a director or officer, a former director or officer, or a person who acts or acted at a Registrant's request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal, administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the Registrant or other corporation if he acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds in believing that his conduct was lawful.

        A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws and the Business Corporations Act (Ontario).

        Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy in the United States as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

        The exhibits to this Registration Statement are listed in the Exhibit Index which appears elsewhere herein.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.    Consent to Service of Process

        Concurrently with the filing of the Registration Statement on Form F-10, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, British Columbia, country of Canada, on May 5, 2006.

GOLDCORP INC.
By:	/s/ IAN W. TELFER
Ian W. Telfer President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Registration Statement Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ IAN W. TELFER Ian W. Telfer	President, Chief Executive Officer and Director (principal executive officer)	May 5, 2006
/s/ LINDSAY HALL Lindsay Hall	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	May 5, 2006
* David R. Beatty	Director	May 5, 2006

5

Signature	Title	Date
* John Bell	Director	May 5, 2006
* Lawrence Bell	Director	May 5, 2006
Beverly Anne Briscoe	Director	May 5, 2006
* Douglas Holtby	Chairman and Director	May 5, 2006
* Antonio Madero	Director	May 5, 2006
* Donald R. M. Quick	Director	May 5, 2006
* Michael L. Stein	Director	May 5, 2006
By:	/s/ IAN W. TELFER Ian W. Telfer Attorney-in-fact

6

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement Amendment, solely in the capacity of the duly authorized representative of Goldcorp Inc. in the United States on May 5, 2006.

By:	/s/ MARTIN POMERANCE
Martin Pomerance

7

EXHIBIT INDEX

Exhibit	Description
4.1	Renewal Annual Information Form of the Registrant dated March 20, 2006 for the year ended December 31, 2005 (as filed with the Commission on Form 40-F on March 21, 2006).
4.2	Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of December 31, 2005 and 2004 and for each of the years ended December 31, 2005, 2004 and 2003 together with the report of the auditors thereon, including a U.S. GAAP reconciliation (as filed with the Commission on Form 6-K on March 16, 2006).
4.3	Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of December 31, 2004 and 2003 and for each of the years ended December 31, 2004, 2003 and 2002 together with the report of the auditors thereon, including a U.S. GAAP reconciliation (as filed with the Commission on Form 40-F on March 31, 2005).
4.4	Audited Comparative Consolidated Financial Statements of Wheaton River Minerals Ltd. including the notes thereto, as of December 31, 2004 and 2003 and for each of the years ended December 31, 2004, 2003 and 2002 together with the report of the auditors thereon, including a U.S. GAAP reconciliation (as filed with the Commission on Form 6-K on April 5, 2005).
4.5	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2005 (as filed with the Commission on Form 6-K on March 16, 2006).
4.7	Management Information Circular of the Registrant dated March 20, 2006, (as filed with the Commission on Form 6-K on May 5, 2006).
4.8	Management Information Circular of the Registrant dated April 10, 2006, (as filed with the Commission on Form 6-K on May 5, 2006).
4.9	Material Change Report of the Registrant dated March 8, 2006 (as filed with the Commission on Form 6-K on March 14, 2006).
5.1	Consent of Deloitte & Touche LLP
5.2	Consent of KPMG LLP
5.3	Consent of Ernst & Young LLP
5.4	Consent of Cassels Brock & Blackwell LLP*
5.5	Consent of Wildeboer Dellelce LLP*

*
Previously filed.

8

Exhibit	Description
5.6	Consent of Micon International Limited
5.7	Consent of Watts, Griffis and McOuat Limited
5.8	Consent of Giroux Consultants Ltd.*
5.9	Consent of Stephen McGibbon*
5.10	Consent of Reynaldo Rivera*
5.11	Consent of Gary H. Giroux*
5.12	Consent of Mike Hester*
5.13	Consent of Neil Burns*
5.14	Consent of James N. Grey*
5.15	Consent of Al Samis*
5.16	Consent of Luis Rivera*
5.17	Consent of Joe Ranford*
5.18	Consent of Rex Berthelsen*
5.19	Consent of Rodrigo Mello*
5.20	Consent of Randy V.J. Smallwood*
6.1	Powers of Attorney*

*
Previously filed.

9

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
TABLE OF CONTENTS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
FINANCIAL INFORMATION AND CURRENCY
DOCUMENTS INCORPORATED BY REFERENCE
ELIGIBILITY FOR INVESTMENT
AVAILABLE INFORMATION
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
THE CORPORATION
WARRANT AMENDMENTS
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
USE OF PROCEEDS
PLAN OF DISTRIBUTION
TRADING PRICE AND VOLUME
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
RISK FACTORS
LEGAL MATTERS
EXEMPTIONS FROM NATIONAL INSTRUMENT 44-101
INTEREST OF EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
CONSENT OF DELOITTE & TOUCHE LLP
CONSENT OF KPMG LLP
CONSENT OF ERNST & YOUNG LLP
COMBINED FINANCIAL STATEMENTS
AUDITORS' REPORT
COMBINED STATEMENTS OF EARNINGS (LOSS)  AND PLACER DOME'S NET INVESTMENT
COMBINED BALANCE SHEETS
COMBINED STATEMENTS OF CASH FLOWS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
GOLDCORP INC.
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
US GAAP RECONCILIATION PRO FORMA BALANCE SHEET
US GAAP RECONCILIATION PRO FORMA STATEMENT OF OPERATIONS
CERTIFICATE OF THE CORPORATION
CERTIFICATE OF THE AGENTS
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX